   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 1998

                                                             FILE NOS. 333-
                                                                       811-07727
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4
                  REGISTRATION STATEMENT UNDER THE SECURITIES
                                  ACT OF 1933
                                                                             /X/

                         PRE-EFFECTIVE AMENDMENT NO.                         / /

                          POST-EFFECTIVE AMENDMENT NO.                       / /

                                     AND/OR
                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                              COMPANY ACT OF 1940                            /X/

                                 AMENDMENT NO.
                        (CHECK APPROPRIATE BOX OR BOXES)

                            ------------------------

                         VARIABLE ANNUITY ACCOUNT FIVE
                           (Exact Name of Registrant)

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
             (Address of Depositor's Principal Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code
                                 (310) 772-6000

                             SUSAN L. HARRIS, ESQ.
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
                    (Name and Address of Agent for Service)

Approximate date of proposed public offering:

    As soon as practicable after effectiveness of the Registration Statement.

Title of securities being registered:

    Interests in a Separate Account under group and individual flexible payment deferred annuity contracts.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

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                         VARIABLE ANNUITY ACCOUNT FIVE
                             CROSS REFERENCE SHEET
                              PART A -- PROSPECTUS

ITEM NUMBER IN FORM N-4                                                                  CAPTION
----------------------------------------------------------------  -----------------------------------------------------
       1.  Cover Page...........................................  Cover Page
       2.  Definitions..........................................  Glossary
       3.  Synopsis.............................................  Profile; Fee Tables; Portfolio Expenses; Examples
       4.  Condensed Financial Information......................  Examples
       5.  General Description of Registrant, Depositor and
            Portfolio Companies.................................  The Seasons Select Variable Annuity; Other
                                                                   Information
       6.  Deductions...........................................  Expenses
       7.  General Description of Variable Annuity Contracts....  The Seasons Select Variable Annuity; Purchasing a
                                                                   Seasons Select Variable Annuity; Investment Options
       8.  Annuity Period.......................................  Income Options
       9.  Death Benefit........................................  Death Benefit
      10.  Purchases and Contract Value.........................  Purchasing a Seasons Select Variable Annuity
      11.  Redemptions..........................................  Access to Your Money
      12.  Taxes................................................  Taxes
      13.  Legal Proceedings....................................  Other Information -- Legal Proceedings
      14.  Table of Contents of Statement of Additional
            Information.........................................  Table of Contents of Statement of Additional
                                                                   Information

                 PART B -- STATEMENT OF ADDITIONAL INFORMATION

Certain information required in part B of the Registration Statement has been included within the Prospectus forming part of this Registration Statement; the following cross-references suffixed with a "P" are made by reference to the captions in the Prospectus.

ITEM NUMBER IN FORM N-4                                                                  CAPTION
----------------------------------------------------------------  -----------------------------------------------------
      15.  Cover Page...........................................  Cover Page
      16.  Table of Contents....................................  Table of Contents
      17.  General Information and History......................  The Seasons Select Variable Annuity (P); Separate
                                                                   Account; General Account; Investment Options (P);
                                                                   Other Information
      18.  Services.............................................  Other Information (P)
      19.  Purchase of Securities Being Offered.................  Purchasing a Seasons Select Variable Annuity (P)
      20.  Underwriters.........................................  Distribution of Contracts
      21.  Calculation of Performance Data......................  Performance Data
      22.  Annuity Payments.....................................  Income Options (P); Annuity Payments; Annuity Unit
                                                                   Values
      23.  Financial Statements.................................  Depositor; Other Information -- Financial Statements;
                                                                   Registrant; Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

                                     [LOGO]

                                    PROFILE

                                January __, 1999

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE SEASONS SELECT VARIABLE ANNUITY. THE ANNUITY IS MORE FULLY DESCRIBED IN THE PROSPECTUS. PLEASE READ THE PROSPECTUS CAREFULLY.

1. THE SEASONS SELECT VARIABLE ANNUITY

The Seasons Select Variable Annuity contract is a contract between you and Anchor National Life Insurance Company. We designed Seasons Select to help you save on a tax-deferred basis. Season Select provides a means to diversify your investments among asset classes and managers as well as a variety of investment styles to meet long-term financial goals, such as retirement funding. Tax deferral means all your money, including the amount you would otherwise pay in current income taxes, remains in your contract to generate more earnings. Your money could grow faster than it would in a comparable taxable investment.

The Seasons Select Variable Annuity helps you meet these goals by offering variable investment options. There are nine multimanaged portfolios called SELECT PORTFOLIOS representing a spectrum of investment styles. In addition, there are four STRATEGIES which are managed by five different professional investment managers. The value of any portion of your contract allocated to the SELECT PORTFOLIOS or STRATEGIES will fluctuate up or down based on the performance of the SELECT PORTFOLIOS and STRATEGIES you select. You may experience a loss of both principal and earnings. Five fixed investment options, each for a different length of time and offering different interest rates guaranteed by Anchor National are also available. In addition, the DCA fixed accounts offer fixed interest rates guaranteed by Anchor National and are available under the contract strictly as source accounts for the Dollar Cost Averaging program.

The SELECT PORTFOLIOS, STRATEGIES and fixed investment options are designed to be used in concert in order to achieve your desired investment goals. You may put money into any of the SELECT PORTFOLIOS, STRATEGIES and/or fixed investment options. You may transfer between the SELECT PORTFOLIOS, STRATEGIES and/or the fixed investment options four times per year without charge.

Like most annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. Your earnings are based on the investment performance of the SELECT PORTFOLIO(S) or STRATEGY(IES) to which your money is allocated and/or the interest rate earned on the fixed investment options. You may withdraw money from your contract during the Accumulation Phase. However, as with other tax-deferred investments, you will pay taxes on earnings and untaxed contributions when you withdraw them. An IRS tax penalty may apply if you make withdrawals before age 59 1/2. During the Income Phase, you will receive payments from your annuity. Your payments may be fixed in dollar amount, vary with investment performance or be a combination of both, depending on where your money is allocated. Among other factors, the amount of money you are able to accumulate in your contract during the Accumulation Phase will determine the amount of your payments during the Income Phase.

2.  INCOME OPTIONS

You can select from one of five income options:

    (1) payments for your lifetime;

    (2) payments for your lifetime and your survivor's lifetime;

    (3) payments for your lifetime and your survivor's lifetime, but for not less than 10 or 20 years;

    (4) payments for your lifetime, but for not less than 10 or 20 years; and

    (5) payments for a specified period of 5 to 30 years.

Other options may be available.

You will also need to decide if you want your payments to fluctuate with investment performance or remain constant, and the date on which your payments will begin. Once you begin receiving payments, you cannot change your income option. If your contract is non-qualified, payments during the Income Phase are considered partly a return of your original investment. The "original investment" part of each payment is not taxable but any gain to your original investment is currently taxable as ordinary income upon distribution. For qualified contracts, the entire payment is currently taxable as ordinary income.

In addition to the above income options, you may also elect to take income payments under the Income Protector program, subject to the provisions thereof.

3.  PURCHASING A SEASONS VARIABLE ANNUITY

You can buy a contract through your financial representative, who can also help you complete the proper forms. For Non-Qualified contracts the minimum initial investment is $5000. For Qualified contracts the minimum initial investment is $2000. You can add $500 or more to your contract at any time during the Accumulation Phase.

4.  INVESTMENT OPTIONS

You can put your money into any one or more of the nine distinct SELECT PORTFOLIOS, four multi-manager variable investment STRATEGIES and/or the seven fixed investment options. The fixed investment options offer fixed rates of interest for specified lengths of time.

Each SELECT PORTFOLIO has a distinct investment objective utilizing a disciplined investing style to achieve its objective. Each SELECT PORTFOLIO invests in an underlying investment portfolio. Except for the Cash Management portfolio[s], each underlying portfolio is multi-managed by a team of three money managers specializing in the distinct investment style. The nine SELECT PORTFOLIOS and the respective managers are:

LARGE CAP GROWTH           LARGE CAP COMPOSITE
BANKERS TRUST COMPANY      BANKERS TRUST
("BANKERS TRUST")          SUNAMERICA ASSET
GOLDMAN SACHS ASSET        MANAGEMENT COMPANY
MANAGEMENT ("GOLDMAN       ("SAAMCO")
SACHS")                    T. ROWE PRICE ASSOCIATES,
                           INC.
JANUS CAPITAL              ("T. ROWE PRICE")
CORPORATION("JANUS")

LARGE CAP VALUE            MID CAP GROWTH
BANKERS TRUST              BANKERS TRUST
T. ROWE PRICE              T. ROWE PRICE
WELLINGTON MANAGEMENT      WELLINGTON
COMPANY LLP
("WELLINGTON")

MID CAP VALUE              SMALL-CAP
BANKERS TRUST              BANKERS TRUST
GOLDMAN SACHS              LORD ABBETT
LORD ABBETT & CO. ("LORD   SAAMCO
ABBETT")

INTERNATIONAL EQUITY       DIVERSIFIED FIXED INCOME
BANKERS TRUST              BANKERS TRUST
GOLDMAN SACHS MANAGEMENT   SAAMCO
INTERNATIONAL ("GOLDMAN    WELLINGTON
SACHS INT'L")
LORD ABBETT

CASH MANAGEMENT
SAAMCO

Each STRATEGY has a different investment objective. The STRATEGY(IES) use an asset allocation investment approach. Each STRATEGY invests in a combination of underlying investment portfolios which in turn invest in a combination of stocks, bonds and cash, to achieve its investment objective. The four investment STRATEGY(IES) are:

                                     GROWTH
                                MODERATE GROWTH
                                BALANCED GROWTH
                              CONSERVATIVE GROWTH

Each STRATEGY invests in three out of six underlying investment portfolios. The underlying investment portfolios are managed by the following five investment managers:

                       PUTNAM INVESTMENT MANAGEMENT, INC.
                         T. ROWE PRICE ASSOCIATES, INC.
                           JANUS CAPITAL CORPORATION
                      SUNAMERICA ASSET MANAGEMENT COMPANY
                       WELLINGTON MANAGEMENT COMPANY, LLP

5.  EXPENSES

Each year we deduct a $35 ($30 in North Dakota) contract administration fee on your contract anniversary. We currently waive this fee if your contract value is at least $50,000 on your contract anniversary.

We also deduct insurance charges. If you are under 81 years of age at the issue date, the insurance charge amounts to 1.40% annually of the average daily value of your contract allocated to the SELECT PORTFOLIO(S) and/or STRATEGY(IES). If you are 81 years of age or older at the issue date, the amount of the insurance charge is 1.52% annually of the average daily value of your contract allocated to the SELECT PORTFOLIO(S) and/or STRATEGY(IES). There are also investment charges and other expenses if you put money into the SELECT PORTFOLIO(S) or STRATEGY(IES), which are estimated to range from [1.10%-1.30%]. Investment charges may be more or less than the percentages reflected here.

If you take your money out in excess of the "free withdrawal" amount allowed for in your contract, we may assess a withdrawal charge that is a percentage of the money you withdraw. The percentage declines with each year the purchase payment is in the contract as follows:

Year  1........   9%          Year  6........   5%
Year  2........   8%          Year  7........   4%
Year  3........   7%          Year  8........   3%
Year  4........   6%          Year  9........   2%
Year  5........   6%          Year 10........   0%

Additionally, if you take money out of a multi-year fixed investment option before the end of the selected period, we may assess an adjustment which could increase or decrease the value of your money.

In some states you may also be assessed a state premium tax of up to 3.5%, depending upon the state in which you reside.

If you transfer among the SELECT PORTFOLIO(S), STRATEGY(IES) and/or fixed investment options more than four times per year, we charge a $25 dollar transfer fee for each subsequent transfer ($10 in Pennsylvania and Texas).

If you elect the PLUS or MAX Alternative of the Income Protector program, we charge .15% or .30% of your Income Benefit Base (as described in the prospectus) from your contract value on each contract anniversary.

The following charts are designed to help you understand the charges in your contract. THE COLUMN "TOTAL ANNUAL CHARGES" SHOWS THE TOTAL OF THE $35 CONTRACT ADMINISTRATION CHARGE, THE 1.40% OR 1.52% INSURANCE CHARGES, WHICHEVER IS APPLICABLE, AND THE INVESTMENT CHARGES FOR EACH SELECT PORTFOLIO AND STRATEGY. WE CONVERTED THE CONTRACT ADMINISTRATION CHARGE TO A PERCENTAGE (.09%) USING AN ASSUMED CONTRACT SIZE OF $40,000. The actual impact of this charge on your contract may differ from this percentage.

If you are age 80 or younger at contract issue:

                          Total Annual
                           Insurance
                            Related                      Total Annual                   EXAMPLES
                            Charges                       Investment     Total      Total      Total
SELECT PORTFOLIOS                                          Related      Annual    Expenses    Expenses
                                                           Charges      Charges   at end of  at end of
                                                                                   1 YEAR     10 YEARS

Large-Cap Growth             1.49%      (1.40% + .09%)      1.10%        2.59%
Large-Cap Composite          1.49%      (1.40% + .09%)       1.10        2.59
Large-Cap Value              1.49%      (1.40% + .09%)       1.10        2.59
Mid-Cap Growth               1.49%      (1.40% + .09%)       1.15        2.64
Mid-Cap Value                1.49%      (1.40% + .09%)       1.15        2.64
Small-Cap                    1.49%      (1.40% + .09%)       1.15        2.64
International Equity         1.49%      (1.40% + .09%)       1.30        2.79
Diversified Fixed Income     1.49%      (1.40% + .09%)       1.00        2.49
Cash Management              1.49%      (1.40% + .09%)       .85         2.34


                          Total Annual
                           Insurance
                            Related                      Total Annual                   EXAMPLES
                            Charges                       Investment     Total      Total      Total
STRATEGIES                                                 Related      Annual    Expenses    Expenses
                                                          Charges(1)    Charges   at end of  at end of
                                                                                   1 YEAR     10 YEARS

Growth                       1.49%      (1.40% + .09%)      1.25%        2.74%       $98        $307
Moderate Growth              1.49%      (1.40% + .09%)      1.21%        2.70%       $97        $303
Balanced Growth              1.49%      (1.40% + .09%)      1.17%        2.66%       $97        $299
Conservative Growth          1.49%      (1.40% + .09%)      1.12%        2.61%       $96        $294

(1) Investment related charges for each STRATEGY is based upon the allocation to the underlying investment portfolio after the quarterly rebalancing described in the prospectus.

If you are age 81 or older at contract issue:

                          Total Annual
                           Insurance
                            Related                      Total Annual                   EXAMPLES
                            Charges                       Investment     Total      Total      Total
SELECT PORTFOLIO(S)                                        Related      Annual    Expenses    Expenses
                                                           Charges      Charges   at end of  at end of
                                                                                   1 YEAR     10 YEARS

Large-Cap Growth             1.52%      (1.52% + .09%)      1.10%        2.62%
Large-Cap Composite          1.52%      (1.52% + .09%)       1.10        2.62
Large-Cap Value              1.52%      (1.52% + .09%)       1.10        2.62
Mid-Cap Growth               1.52%      (1.52% + .09%)       1.15        2.67
Mid-Cap Value                1.52%      (1.52% + .09%)       1.15        2.67
Small-Cap Portfolio          1.52%      (1.52% + .09%)       1.15        2.67
International Equity         1.52%      (1.52% + .09%)       1.30        2.82
Diversified Fixed Income     1.52%      (1.52% + .09%)       1.00        2.52
Cash Management              1.52%      (1.52% + .09%)       .85         2.37


                          Total Annual
                           Insurance
                            Related                      Total Annual                   EXAMPLES
                            Charges                       Investment     Total      Total      Total
STRATEGY(IES)                                              Related      Annual    Expenses    Expenses
                                                          Charges(1)    Charges   at end of  at end of
                                                                                   1 YEAR     10 YEARS

Growth                       1.52%      (1.52% + .09%)      1.25%        2.74%       $98        $307
Moderate Growth              1.52%      (1.52% + .09%)      1.21%        2.70%       $97        $303
Balanced Growth              1.52%      (1.52% + .09%)      1.17%        2.66%       $97        $299
Conservative Growth          1.52%      (1.52% + .09%)      1.12%        2.61%       $96        $294

(1) Investment related charges for each STRATEGY is based upon the allocation to the underlying investment portfolio after the quarterly rebalancing described in the prospectus.

The examples assume that you invested $1,000 in a SELECT PORTFOLIO or STRATEGY which earns 5% annually and that you withdrew your money at the end of a 1 year period and at the end of a 10 year period. For year 1, the total annual charges are assessed as well as the withdrawal charge. For year 10, the example reflects the total annual charges but there is no withdrawal charge applicable. The annual investment-related expenses may vary. The amounts shown here are estimates and reflect the waiver or reimbursement of expenses by the investment adviser. No premium taxes are reflected. Please see the Fee Tables in the prospectus for more detailed information regarding the fees and expenses incurred under the contract.

6. TAXES

Unlike taxable investments where earnings are taxed in the year they are earned, taxes on amounts earned in a non-qualified contract (one that is established with after tax dollars) are deferred until they are withdrawn. In a qualified contract (one that is established with before tax dollars) all amounts are taxable when they are withdrawn.

When you begin taking distributions or withdrawals from your contract, earnings are considered to be taken out first and will be taxed at your ordinary income tax rate. You may be subject to a 10% IRS tax penalty for distributions or withdrawals before age 59 1/2.

7. ACCESS TO YOUR MONEY

Withdrawals may be made from your contract in the amount of $1,000 or more.

Your contract provides for a free withdrawal amount each year. A free withdrawal amount is the portion of your account that we allow you to take out each year without being charged a surrender penalty. However, upon a future partial withdrawal or full surrender of your contract we will recoup any surrender charges which would have been due if your free withdrawal had not been free.

To determine your free withdrawal amount and your surrender charge, we refer to two special terms. These are penalty free earnings and the total invested amount.

The penalty-free earnings portion of your contract is simply your account value less your total invested amount. The total invested amount is the total of all Purchase Payments you have made into the contract less portions of some prior withdrawals you made.

During the first year after we issue your contract your free withdrawal amount is the greater of:

1.  Your penalty-free earnings and;

2. If you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount.

After the first contract year, you can take out the greater of the following amounts each year:

1. Your penalty free earnings and any portion of your total invested amount no longer subject to surrender charges

2. 10% of the portion of your total invested amount that has been in your contract for at least one year.

If you withdraw your entire contract value you will not receive the benefit of any free withdrawal amount. A separate withdrawal charge schedule applies to each purchase payment. After a purchase payment has been in the contract for nine full years, withdrawal charges no longer apply to that portion of the money. Of course, upon withdrawal you may also have to pay income tax and a 10% IRS tax penalty may apply. Neither withdrawal charges nor the 10% IRS penalty are assessed when a death benefit is paid.

8. PERFORMANCE

The value of your annuity will fluctuate depending upon the investment performance of the SELECT PORTFOLIO(S) and/or STRATEGY(IES) you select. From time to time we may advertise a SELECT PORTFOLIO'S or STRATEGY'S total return. The total return figures are based on historical data and are not intended to indicate future performance.

The following chart shows total return for each STRATEGY since the STRATEGIES first became available on April 15, 1997. These numbers reflect the insurance charges, the contract maintenance fee and investment charges. Withdrawal charges are not reflected in the chart. Past performance is not a guarantee of future results.

                                INCEPTION
                                   TO
STRATEGY                         9/30/98
  Growth                         15.20%
  Moderate Growth                14.05%
  Balanced Growth                13.97%
  Conservative Growth            12.53%

The SELECT PORTFOLIO(S) were not available for sale prior to the date of this prospectus. Therefore, no performance information is available.

9. DEATH BENEFIT

If you, or, if there is a joint owner, either of the two, should die during the Accumulation Phase, your Beneficiary will receive a death benefit.

If at the time we issued your contract, you were 80 years old or younger, the death benefit is the greatest of:

(1.) the value of your contract at the time we receive satisfactory proof of death; or (2.) total Purchase Payments less withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values, compounded at a 4% annual growth rate until the date of death (3% growth rate if 70 or older at the time of contract issue); or (3.) the value of your contract on the seventh contract anniversary, plus any Purchase Payments and less withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values, since the seventh contract anniversary, all compounded at a 4% annual growth rate until the date of death (3% growth rate if age 70 or older at the time of contract issue). (4.) the maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the value of your contract on a contract anniversary plus any Purchase Payments and less any withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values, since that contract anniversary.

If at the time we issued your contract, you were 81 years old or older, the death benefit is the greatest of: (1) the value of your contract at the time we receive satisfactory proof of death, or (2) total Purchase Payments less withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values, compounded at 3%.

In the instance of joint owners, the amount of the death benefit is calculated based upon the age of the youngest joint owner.

10. OTHER INFORMATION

OWNERSHIP: The contract is an allocated fixed and variable group annuity contract. A group contract is issued to a contractholder, for the benefit of the participants in the group. You, as an owner of a Seasons Select Variable Annuity, are a participant in the group and will receive a certificate evidencing your ownership. You, as the owner of a certificate, are entitled to all the rights and privileges of ownership. As used in this Profile and the prospectus, the term contract refers to your certificate. In some states an individual fixed and variable annuity contract may be available instead, which is identical to the group contract described in this Profile and the prospectus except that it is issued directly to the individual owner.

FREE LOOK: You may cancel your contract within 10 days of receiving it (or whatever period is required by your state) by mailing it to our Annuity Service Center. Your contract will be treated as void on the date we receive it and we will pay you an amount equal to the value of the money in the SELECT PORTFOLIO(S) and/or STRATEGY(IES) plus any money you put into the fixed investment options. Its value may be more or less than the money you initially invested. Thus, the investment risk is borne by you during the free look period.

SYSTEMATIC WITHDRAWAL PROGRAM: If selected by you, this program allows you to receive either monthly, quarterly, semi-annual or annual checks during the Accumulation Phase. Systematic withdrawals may also be electronically transferred to your bank account. Of course, withdrawals during the Accumulation Phase may be taxable and a 10% IRS tax penalty may apply if you are under age
59 1/2.

DOLLAR COST AVERAGING: If selected by you, this program allows you to invest gradually into one or more of the SELECT PORTFOLIO(S) or STRATEGY(IES).

PRINCIPAL ADVANTAGE PROGRAM: If selected by you, this program allows you to put money in a fixed investment option and one or more SELECT PORTFOLIO(S) or STRATEGY(IES) and we will guarantee that the portion allocated to the fixed investment option assuming that it remains invested in that option, will grow to equal your principal investment.

AUTOMATIC PAYMENT PLAN: You can add to your contract directly from your bank account with as little as $50 per month.

CONFIRMATIONS AND QUARTERLY STATEMENTS: You will receive a confirmation of each transaction within your contract. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your account values.

11. INQUIRIES:

If you have questions about your contract or need to make changes, call your financial representative or contact us at:

Anchor National Life Insurance Company
Annuity Service Center
P.O. Box 54299
Los Angeles, California 90054-0299
800/445-SUN2

If money accompanies your correspondence, you should direct it to:

Anchor National Life Insurance Company
P.O. Box 100330

Pasadena, California 91189-0001

                                      [LOGO]

                   ALLOCATED FIXED AND VARIABLE GROUP ANNUITY
                                   issued by
                         VARIABLE ANNUITY ACCOUNT FIVE
                                      and
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

The annuity contract has 20 investment choices - 7 fixed investment options which offer interest rates guaranteed by Anchor National for different periods of time, 9 variable investment SELECT PORTFOLIOS and 4 variable investment
STRATEGIES:

                               SELECT PORTFOLIOS
                                LARGE-CAP GROWTH
                              LARGE-CAP COMPOSITE
                                LARGE-CAP VALUE
                                 MID-CAP GROWTH
                                 MID-CAP VALUE
                                   SMALL-CAP
                              INTERNATIONAL EQUITY
                            DIVERSIFIED FIXED INCOME
                                CASH MANAGEMENT

                                   STRATEGIES
                                     GROWTH
                                MODERATE GROWTH
                                BALANCED GROWTH
                              CONSERVATIVE GROWTH

              all of which invest in the underlying portfolios of
                              SEASONS SERIES TRUST
                              which is managed by:

                               SELECT PORTFOLIOS
                             BANKERS TRUST COMPANY
                         GOLDMAN SACHS ASSET MANAGEMENT
                           JANUS CAPITAL CORPORATION
                             LORD, ABBETT & COMPANY
                      SUNAMERICA ASSET MANAGEMENT COMPANY
                         T. ROWE PRICE ASSOCIATES, INC.
                       WELLINGTON MANAGEMENT COMPANY, LLP

                                   STRATEGIES
                       PUTNAM INVESTMENT MANAGEMENT, INC.
                         T. ROWE PRICE ASSOCIATES, INC.
                           JANUS CAPITAL CORPORATION
                      SUNAMERICA ASSET MANAGEMENT COMPANY
                       WELLINGTON MANAGEMENT COMPANY, LLP

You can put your money into any one or all of the SELECT PORTFOLIO(S), STRATEGY(IES) and/or fixed investment options.

Please read this prospectus carefully before investing and keep it for your future reference. It contains important information you should know about the Seasons Select Variable Annuity.

To learn more about the annuity offered by this prospectus, you can obtain a
copy of the Statement of Additional Information ("SAI") dated January   ,
1999. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. The table of contents of the SAI appears on page 39 of this prospectus. For a free copy of the SAI, call us at 800/445-SUN2 or write us at our Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC.

ANNUITIES INVOLVE RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

GLOSSARY............................................................................................................          3
FEE TABLES..........................................................................................................          4
    Owner Transaction Expenses......................................................................................          4
    Annual Separate Account Expenses................................................................................          4
    Portfolio Expenses..............................................................................................          5
EXAMPLES............................................................................................................          7
 1. THE SEASONS SELECT VARIABLE ANNUITY.............................................................................          9
 2. PURCHASING A SEASONS SELECT VARIABLE ANNUITY CONTRACT...........................................................          9
    Allocation of Purchase Payments.................................................................................         10
    Accumulation Units..............................................................................................         10
    Free Look.......................................................................................................         10
 3. INVESTMENT OPTIONS..............................................................................................         11
    Variable Investment Options.....................................................................................         11
      THE SELECT PORTFOLIO(S).......................................................................................         11
      THE STRATEGY(IES).............................................................................................         12
    Market Value Adjustment.........................................................................................         16
    Dollar Cost Averaging...........................................................................................         18
    Principal Advantage Program.....................................................................................         19
    Voting Rights...................................................................................................         20
    Substitution....................................................................................................         20
 4. ACCESS TO YOUR MONEY............................................................................................         20
    Systematic Withdrawal Program...................................................................................         22
    Minimum Contract Value..........................................................................................         22
 5. DEATH BENEFIT...................................................................................................         22
 6. EXPENSES........................................................................................................         23
    Insurance Charges...............................................................................................         23
    Withdrawal Charges..............................................................................................         24
    Investment Charges..............................................................................................         24
    Contract Maintenance Fee........................................................................................         24
    Transfer Fee....................................................................................................         25
    Premium Taxes...................................................................................................         25
    Income Taxes....................................................................................................         25
    Reduction or Elimination of Certain Charges and Additional Amounts Credited.....................................         25
 7. INCOME OPTIONS..................................................................................................         25
    Annuity Payments................................................................................................         25
    Allocation of Annuity Payments..................................................................................         27
    Transfers During the Income Phase...............................................................................         27
    Deferment of Payments...........................................................................................         27
    The Income Protector............................................................................................         28
 8. TAXES...........................................................................................................         31
    Annuity Contracts in General....................................................................................         31
    Tax Treatment of Distributions--Non-qualified Contracts.........................................................         32
    Tax Treatment of Distributions--Qualified Contracts.............................................................         32
    Diversification.................................................................................................         32
 9. PERFORMANCE.....................................................................................................         33
10. OTHER INFORMATION...............................................................................................         33
    The Separate Account............................................................................................         34
    The General Account.............................................................................................         34
    Distribution of the Contracts...................................................................................         34
    Administration..................................................................................................         34
    Legal Proceedings...............................................................................................         35
    Custodian.......................................................................................................         35
    Additional Information..........................................................................................         36
    Selected Consolidated Financial Data............................................................................
    Management Discussion and Analysis..............................................................................
    Properties......................................................................................................         36
    Directors and Executive Officers................................................................................         38
    Executive Compensation..........................................................................................         39
    Security Ownership of Owners and Management.....................................................................         39
    Regulation......................................................................................................
    Independent Accountants.........................................................................................
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION............................................................
FINANCIAL STATEMENTS................................................................................................         41
APPENDIX A--MARKET VALUE ADJUSTMENT.................................................................................        A-1
APPENDIX B--PREMIUM TAXES...........................................................................................        B-1

GLOSSARY

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we define them in this glossary.

ACCUMULATION PHASE--The period during which you invest money in your contract.

ACCUMULATION UNITS--A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT(S)--The person(s) on whose life (lives) we base annuity payments.

ANNUITY DATE--The date on which annuity payments are to begin, as selected by you.

ANNUITY UNITS--A measurement we use to calculate the amount of annuity payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY (IES)--The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.

COMPANY--Anchor National Life Insurance Company ("Anchor National"), We, Us, the issuer of this annuity contract.

INCOME PHASE--The period during which we make annuity payments to you.

IRS--The Internal Revenue Service.

NON-QUALIFIED (CONTRACT)--A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

PURCHASE PAYMENTS--The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.

QUALIFIED (CONTRACT)--A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account ("IRA").

STRATEGY(IES)--A sub-account of Variable Annuity Account Five which provides for the variable investment options available under the contract. Each STRATEGY has its own investment objective and is invested in the underlying investment porfolios of the Seasons Series Trust. This investment option allocates assets to three out of six available portfolios, each of which is managed by a different investment advisor.

SELECT PORTFOLIO(S)--A sub-account of Variable Annuity Account Five which provides for the variable investment options available under the contract. Each SELECT PORTFOLIO has a distinct investment objective and is invested in the underlying investment portfolios of the Seasons Series Trust. This investment option allocates assets to an underlying fund in which a portion of the assets is managed by three out of seven advisors.

SEASONS VARIABLE ANNUITY FEE TABLES
                    ------------------------------------------------------------

OWNER TRANSACTION EXPENSES

Withdrawal Charge as a percentage of Purchase Payments:

Year 1..............    9%       Year 6..............    5%
Year 2..............    8%       Year 7..............    4%
Year 3..............    7%       Year 8..............    3%
Year 4..............    6%       Year 9..............    2%
Year 5..............    6%       Year 10.............    0%

Contract Maintenance Charge........  $35 each year ($30 in North Dakota)
Transfer Fee.......................  No charge for first 4 transfers each year; thereafter, the fee is $25 per
                                     transfer ($10 in
                                     Pennsylvania and Texas)

ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of daily net asset value)

If age 80 or younger at contract issue:

Mortality Risk Charge........................       0.90%
Expense Risk Charge..........................       0.35%
Distribution Expense Charge..................       0.15%
                                                     ---
      Total Separate Account Expenses........       1.40%

If age 81 or older at contract issue:

Mortality Risk Charge........................       1.02%
Expense Risk Charge..........................       0.35%
Distribution Expense Charge..................       0.15%
                                                     ---
      Total Separate Account Expenses........       1.52%

                          THE INCOME PROTECTOR EXPENSE
           (The Income Protector PLUS & MAX features are optional and if elected the fees are deducted annually from your contract value.)

                                                 Fee as a percentage of
The Income Protector                                      your
    Alternatives                                   Income Benefit Base
----------------------------------------------  -------------------------
Income Protector BASE.........................            0.00%
Income Protector PLUS.........................            0.15%
Income Protector MAX..........................            0.30%

                         INVESTMENT PORTFOLIO EXPENSES
  (as a percentage of daily net asset value of each investment portfolio after reimbursement of expenses)*

                                                   MANAGEMENT            OTHER         TOTAL ANNUAL
                                                       FEE             EXPENSES          EXPENSES
-------------------------------------------------------------------------------------------------------
SELECT PORTFOLIOS*
--------------------------------------------
    Large Cap Growth                                  .80%                   .30%             1.10%
    Large Cap Composite                               .80%                   .30%             1.10%
    Large Cap Value                                   .80%                   .30%             1.10%
    Mid Cap Growth                                    .85%                   .30%             1.15%
    Mid Cap Value                                     .85%                   .30%             1.15%
    Small Company                                     .85%                   .30%             1.15%
    International Equity                              1.00%                  .30%             1.30%
    Diversified Fixed Income                          .70%                   .30%             1.00%
    Cash Management                                    55%                   .30%              .85%
STRATEGY Underlying Portfolios
--------------------------------------------
    Stock                                             .85%                   .36%             1.21%
    Asset Allocation: Diversified Growth              .85%                   .36%             1.21%
    Multi-Managed Growth                              .89%                   .40%             1.29%
    Multi-Managed Moderate Growth                     .85%                   .36%             1.21%
    Multi-Managed Income/Equity                       .81%                   .33%             1.14%
    Multi-Managed Income                              .77%                   .29%             1.06%
-------------------------------------------------------------------------------------------------------
* The percentages set forth above are based on estimated amounts for the current fiscal year

For certain investment portfolios in which the STRATEGY(IES) invest, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse certain expenses, if necessary, to keep annual operating expenses at or below the following percentages of each investment portfolio's average net assets: Stock and Asset Allocation: Diversified Growth Portfolios: 1.21%; Multi-Managed Growth: 1.29%; Multi-Managed Moderate Growth: 1.21%; Multi-Managed Income/Equity: 1.14%, Multi-Managed Income: 1.06%. The adviser also may voluntarily waive or reimburse additional amounts to increase an investment portfolios' investment return. All waivers and/or reimbursements may be terminated at any time. Furthermore, the adviser may recoup any waivers or reimbursements within two years after such waivers or reimbursements are granted, provided that the investment portfolio is able to make such payment and remain in compliance with the foregoing expense limitations.

IMPORTANT INFORMATION ABOUT PORTFOLIO EXPENSES IF INVESTED IN STRATEGY(IES):
The Investment Portfolio Expenses table set forth above identifies the total investment expenses charged by the underlying investment portfolios of Seasons Series Trust. Each contractholder invested in a STRATEGY will incur only a portion of the investment expense of those portfolios in which the STRATEGY invests. The following table entitled "Investment Portfolio Expenses by STRATEGY" shows the total investment expenses a contractholder would incur if invested in each respective STRATEGY, after the automatic quarterly rebalancing
of such STRATEGY as described on page   . The actual investment expenses
incurred by contractholders within a STRATEGY will vary depending upon the daily net asset value of each investment portfolio in which such STRATEGY is invested.

                   INVESTMENT PORTFOLIO EXPENSES BY STRATEGY
(based on the total annual expenses of the underlying investment portfolios reflected above, after reimbursement of expenses)*

                                                   MANAGEMENT            OTHER         TOTAL ANNUAL
                                                       FEE             EXPENSES          EXPENSES
-------------------------------------------------------------------------------------------------------
Growth                                                .87%                   .38%             1.25%
Moderate Growth                                       .85%                   .36%             1.21%
Balanced Growth                                       .83%                   .34%             1.17%
Conservative Growth                                   .80%                   .32%             1.12%
-------------------------------------------------------------------------------------------------------
* The percentages set forth above are based on estimated amounts for the current fiscal year

                                    EXAMPLES

You will pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets at and:

  (a) surrender of the contract at the end of the stated time period if you were 80 or younger at time of issue;
  (b) surrender of the contract at the end of the stated time period if you were age 81 or older at time of issue.
  (c)if the contract is annuitized or not surrendered.*

                             TIME PERIODS
SELECT PORTFOLIO          1 YEAR     3 YEARS    5 YEARS    10 YEARS

Large Cap Growth         (a)        (a)        (a)        (a)
                         (b)        (b)        (b)        (b)
                         (c)        (c)        (c)        (c)

Large Cap Composite      (a)        (a)        (a)        (a)
                         (b)        (b)        (b)        (b)
                         (c)        (c)        (c)        (c)

Large Cap Value          (a)        (a)        (a)        (a)
                         (b)        (b)        (b)        (b)
                         (c)        (c)        (c)        (c)

Mid Cap Growth           (a)        (a)        (a)        (a)
                         (b)        (b)        (b)        (b)
                         (c)        (c)        (c)        (c)

Mid Cap Value            (a)        (a)        (a)        (a)
                         (b)        (b)        (b)        (b)
                         (c)        (c)        (c)        (c)

Small Company            (a)        (a)        (a)        (a)
                         (b)        (b)        (b)        (b)
                         (c)        (c)        (c)        (c)

International Equity     (a)        (a)        (a)        (a)
                         (b)        (b)        (b)        (b)
                         (c)        (c)        (c)        (c)

Diversified Fixed
Income                   (a)        (a)        (a)        (a)
                         (b)        (b)        (b)        (b)
                         (c)        (c)        (c)        (c)

Cash Management          (a)        (a)        (a)        (a)
                         (b)        (b)        (b)        (b)
                         (c)        (c)        (c)        (c)

STRATEGY
Growth                   (a) $98    (a) $145   (a) $185   (a) $307
                         (b) $28    (b) $ 85   (b) $145   (b) $307

Moderate Growth          (a) $97    (a) $144   (a) $183   (a) $303
                         (b) $27    (b) $ 84   (b) $143   (b) $303

Balanced Growth          (a) $97    (a) $143   (a) $181   (a) $299
                         (b) $27    (b) $ 83   (b) $141   (b) $299

Conservative Growth      (a) $96    (a) $141   (a) $178   (a) $294
                         (b) $26    (b) $ 81   (b) $138   (b) $294

* We do not currently charge a surrender charge upon annuitization, unless the contract is annuitized under the Income Protector Program. We will assess any applicable surrender charges upon annuitizations using the Income Protector program.

                     EXPLANATION OF FEE TABLES AND EXAMPLES

1. The purpose of the Fee Tables is to show you the various expenses you will incur directly and indirectly by investing in the contract. The example reflects owner transaction expenses, separate account expenses and investment portfolio expenses by SELECT PORTFOLIO and STRATEGY.

2. The Examples assume that no transfer fees were imposed. Premium taxes are not reflected but may be applicable. Although premium taxes may apply in certain states, they are not reflected in the Examples. In addition, these examples do not reflect the fees associated with the optional Income Protector PLUS and MAX features.

3. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

                             THE HISTORICAL ACCUMULATION
                  UNIT VALUES FOR THE STRATEGY(IES) ARE CONTAINED IN
                     APPENDIX A--CONDENSED FINANCIAL INFORMATION

                     HISTORICAL ACCUMULATION UNIT VALUES FOR THE
               SELECT PORTFOLIO(S) ARE NOT YET AVAILABLE SINCE SALES OF
                         THOSE PORTFOLIOS HAVE NOT YET BEGUN

THE SEASONS SELECT VARIABLE ANNUITY
--------------------------------------------------------------------------------

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

    - Tax Deferral: means that you do not pay taxes on your earnings from the annuity until you withdraw them.

    - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

    - Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request us to start making payments to you out of the money accumulated in your contract.

The Contract is called a "variable" annuity because it allows you to invest in variable investment portfolios which we call SELECT PORTFOLIOS and/or STRATEGIES. The SELECT PORTFOLIOS and STRATEGIES, are similar to mutual funds, in that they have specific investment objectives and their performance varies. You can gain or lose money if you invest in these SELECT PORTFOLIOS or STRATEGIES. The amount of money you accumulate in your contract depends on the performance of the SELECT PORTFOLIO(S) or STRATEG(IES) in which you invest.

The Contract also offers several fixed account options for varying time periods. Fixed account options earn interest at a rate set and guaranteed by Anchor National. If you allocate money to the fixed account options, the amount of money that accumulates in your Contract depends on the total interest credited to the particular fixed account option(s) in which you are invested.

For more information on SELECT PORTFOLIO(S), STRATEGY(IES) and fixed account
options available under this contract SEE INVESTMENT OPTIONS, PAGE   .

Anchor National Life Insurance Company (Anchor National, The Company, Us, We) issues the Seasons Select Variable Annuity. When you purchase a Seasons Select Variable Annuity, a contract exists between you and Anchor National. The Company is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of American International Group, Inc., a Delaware corporation.

PURCHASING A SEASONS SELECT VARIABLE ANNUITY
--------------------------------------------------------------------------------

A Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

This chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-Qualified for tax purposes.

                                                                MINIMUM
                                        MINIMUM INITIAL       SUBSEQUENT
                                       PURCHASE PAYMENT    PURCHASE PAYMENT
                                       -----------------  -------------------
Qualified                                  $   2,000           $     500
Non-Qualified                              $   5,000           $     500

Prior Company approval is required to accept Purchase Payments greater than $1,000,000. Also, the optional Automatic Payment Plan allows you to make subsequent payments as small as $50.00. We may refuse any Purchase Payment.

In general, for a Qualified Contract we will not issue a contract to anyone who is age 70 1/2 or older, unless they certify to us that the minimum distribution required by the IRS is being made. In addition we may not issue a contract to anyone over age 90.

ALLOCATION OF PURCHASE PAYMENTS

We invest your Purchase Payments in the fixed accounts, SELECT PORTFOLIO(S) and/or STRATEGY(IES) according to your instructions. If we receive a Purchase Payment without allocation instructions, we will invest the money according to
your last allocation instructions. SEE INVESTMENT OPTIONS PAGE   .

In order to issue your contract, we must receive your completed application, Purchase Payment allocation instructions and any other required paper work at our Annuity Service Center. We allocate your initial purchase payment within two days of receiving it. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days we will:

    - Send your money back to you, or;

    - Ask your permission to keep your money until we get the information necessary to issue the contract.

ACCUMULATION UNITS

The value of the variable portion of your contract will go up or down depending upon the investment performance of the SELECT PORTFOLIO(S) or STRATEGY(IES) you select. In order to keep track of the value of your contract, we use a unit of measure called an Accumulation Unit which works like a share of a mutual fund. During the Income Phase, we call them Annuity Units.

An Accumulation Unit value is determined each day that the New York Stock Exchange ("NYSE") is open. We calculate an Accumulation Unit for each STRATEGY or SELECT PORTFOLIO after the NYSE closes each day. We do this by:

    1. determining the total value of money invested in a particular STRATEGY or SELECT PORTFOLIO;

    2. subtracting from that amount any asset-based charges and any other charges such as taxes we have deducted; and

    3.  dividing this amount by the number of outstanding Accumulation Units.

FREE LOOK

You may cancel your contract within ten days after receiving it (or longer if required by state law). We call this a "free look." To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299. Unless otherwise required by state law, you will receive back the value of the money allocated to the SELECT PORTFOLIO(S) or STRATEGY(IES) on the day we receive your request plus any Purchase Payment in the fixed investment options. This value may be more or less than the money you initially invested. Thus, the investment risk is borne by you during the free look period.

Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, we reserve the right to put your money in the 1-year fixed investment option during the free look period. If you cancel your contract during the free look period, we return your Purchase Payment or the value of your contract, whichever is larger. At the end of the free look period, we reallocate your money according to your instructions.

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

The contract offers variable investment options which we call SELECT PORTFOLIO(S) and STRATEGY(IES), and fixed investment options. We designed the contract to meet your varying investment needs over time. You can achieve this by using the SELECT PORTFOLIO(S) and/or STRATEGY(IES) alone or in concert with the other and/or the fixed investment options. The SELECT PORTFOLIO(S) and STRATEGY(IES) operate similar to a mutual fund but are only available through the purchase of certain variable annuities. A mixture of your investment in the SELECT PORTFOLIO(S) and/or STRATEGY(IES) and fixed account options may lower the risk associated with investing only in a variable investment option.

VARIABLE INVESTMENT OPTIONS

Each of the variable investment options of the contract invests in underlying portfolios of Seasons Series Trust. SunAmerica Asset Management Company ("SAAMCo"), an affiliate of Anchor National, manages Seasons Series Trust. SAAMCo has engaged sub-advisers to provide investment advice for certain of the underlying investment portfolios.

YOU SHOULD READ THE PROSPECTUS FOR THE SEASONS SERIES TRUST CAREFULLY BEFORE INVESTING. THE PROSPECTUS CONTAINS DETAILED INFORMATION ABOUT THE UNDERLYING INVESTMENT PORTFOLIOS INCLUDING INVESTMENT OBJECTIVE AND RISK FACTORS.

THE SELECT PORTFOLIOS

The contract offers nine SELECT PORTFOLIO(S), each with a distinct investment objective, utilizing a disciplined investing style to achieve its objective. Each SELECT PORTFOLIO invests in an underlying investment portfolio of the Seasons Series Trust. Except for the Cash Management portfolio, each underlying portfolio is multi-managed by a team of three money managers, including an unmanaged component that tracks a particular target index or subset of an index. The unmanaged component of each underlying portfolio is intended to balance some of the risks associated with an actively traded portfolio.

Each underlying portfolio and the respective managers are:

LARGE-CAP GROWTH                                   LARGE-CAP COMPOSITE
Bankers Trust Company ("Bankers Trust")            Bankers Trust
Goldman Sachs Assets Management ("Goldman Sachs)   SAAMCo
Janus Capital Corporation ("Janus")                T. Rowe Price Associates, Inc. ("T. Rowe
                                                   Price")

LARGE-CAP VALUE                                    MID-CAP GROWTH
Bankers Trust                                      Bankers Trust
T. Rowe Price                                      T. Rowe Price
Wellington Management Company, LLP ("Wellington")  Wellington

MID-CAP VALUE                                      SMALL-CAP
Bankers Trust                                      Bankers Trust
Goldman Sachs                                      Lord Abbett
Lord Abbett & Co. ("Lord Abbett")                  SAAMCo

INTERNATIONAL EQUITY                               DIVERSIFIED FIXED INCOME
Bankers Trust                                      Bankers Trust
Goldman Sachs Asset Management International       SAAMCo
Lord Abbett                                        Wellington

CASH MANAGEMENT
SAAMCo

SELECT PORTFOLIO OPERATION

Each SELECT PORTFOLIO is designed to meet a distinct investment objective facilitated by the management philosophy of three different money managers. An equal portion of the assets of each SELECT PORTFOLIO will initially be allocated among the three managers for that SELECT PORTFOLIO. Each quarter SAAMCo will evaluate the asset allocation between the three managers of each SELECT PORTFOLIO. If SAAMCo determines that the assets have become significantly unequal in allocation among the managers, then the in-coming cash flows may be redirected in an attempt to stabilize the allocations. Generally, existing SELECT PORTFOLIO assets will not be rebalanced. However, we reserve the right to do so in the event that it is deemed necessary and not adverse to the interest of contract owners invested in the SELECT PORTFOLIO. Transfers made as a result of rebalancing a SELECT PORTFOLIO do not count against your four free transfers per year.

THE STRATEGIES

The contract offers four multi-manager variable investment STRATEGY(IES), each with a different investment objective. We designed the STRATEGY(IES) utilizing an asset allocation approach to meet your investment needs over time, considering factors such as your age, goals and risk tolerance. However, each STRATEGY is designed to achieve different levels of growth over time.

Each STRATEGY invests in three underlying investment portfolios of the Seasons Series Trust. The allocation of money among these investment portfolios varies depending on the objective of the STRATEGY.

The underlying investment portfolios of Seasons Series Trust in which the STRATEGY(IES) invest include the Asset Allocation--Diversified Growth Portfolio, the Stock Portfolio and the Multi-Managed Growth, Multi-Managed Moderate Growth, Multi-Managed Income/Equity and Multi-Managed Income Portfolios (the "Multi-Managed Portfolios").

The Asset Allocation: Diversified Growth Portfolio is managed by Putnam Investment Management, Inc. The Stock Portfolio is managed by T. Rowe Price Associates, Inc. All of the Multi-Managed Portfolios include the same three basic investment components: a growth component managed by Janus Capital Corporation, a balanced component managed by SAAMCo and a fixed income component managed by Wellington Management Company,

LLP. The Growth STRATEGY and the Moderate Growth STRATEGY also have an aggressive growth component which SAAMCo manages. The percentage that any one of these components represents in each Multi-Managed Portfolio varies in accordance with the investment objective.

Each STRATEGY uses an investment approach based on Asset Allocation. The Portfolios underlying each STRATEGY invest in a combination of domestic and international stocks, bonds and cash. The holdings in each STRATEGY will vary over time. However, each STRATEGY has a neutral asset allocation mix, including cash. The cash component is required to reflect the anticipated cash holdings necessary to rebalance each STRATEGY quarterly. The managers rebalance each STRATEGY quarterly to maintain this neutral allocation. The following charts outline the target allocations which will result after the quarterly rebalancing.

                                     GROWTH

    GOAL: Long-term growth of capital, allocating its assets primarily to stocks. This STRATEGY may be best suited for those with longer periods to invest.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Stocks           80%
Bonds            15%
Cash              5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

ASSET ALLOCATION: DIVERSIFIED
 GROWTH PORTFOLIO                  25%
Managed by Putnam Investment
 Management, Inc.

STOCK PORTFOLIO                    25%
Managed by T. Rowe Price
 Associates, Inc.

MULTI-MANAGED GROWTH PORTFOLIO     50%

Managed by:
    Janus Capital Corporation
    SunAmerica Asset Management Corp.
    Wellington Management Company, LLP

                                MODERATE GROWTH

    GOAL: Growth of capital through investments in equities, with a secondary objective of conservation of principal by allocating more of its assets to bonds than the Growth STRATEGY. This STRATEGY may be best suited for those nearing retirement years but still earning income.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Stocks           70%
Bonds            25%
Cash              5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

ASSET ALLOCATION: DIVERSIFIED
 GROWTH PORTFOLIO                 25%
Managed by Putnam Investment
 Management, Inc.

STOCK PORTFOLIO                   20%
Managed by T. Rowe Price
 Associates, Inc.

MULTI-MANAGED MODERATE GROWTH
 PORTFOLIO                        55%

Managed by:
    Janus Capital Corporation
    SunAmerica Asset Management Corp.
    Wellington Management Company, LLP

                                BALANCED GROWTH

    Goal: Focuses on conservation of principal by investing in a more balanced weighting of stocks and bonds, with a secondary objective of seeking a high total return. This STRATEGY may be best suited for those approaching retirement and with less tolerance for investment risk.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Stocks           55%
Bonds            40%
Cash              5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

ASSET ALLOCATION: DIVERSIFIED
 GROWTH PORTFOLIO                  25%
Managed by Putnam Investment
 Management, Inc.

STOCK PORTFOLIO                    20%
Managed by T. Rowe Price
 Associates, Inc.

MULTI-MANAGED INCOME/EQUITY
 PORTFOLIO                         55%

Managed by:
    Janus Capital Corporation
    SunAmerica Asset Management Corp.
    Wellington Management Company, LLP

                              CONSERVATIVE GROWTH

    Goal: Capital preservation while maintaining some potential for growth over the long term. This STRATEGY may be best suited for those with lower investment risk tolerance.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Stocks           42%
Bonds            53%
Cash              5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

ASSET ALLOCATION: DIVERSIFIED
 GROWTH PORTFOLIO                 25%
Managed by Putnam Investment
 Management, Inc.

STOCK PORTFOLIO                   15%
Managed by T. Rowe Price
 Associates, Inc.

MULTI-MANAGED INCOME PORTFOLIO    60%

Managed by:
    Janus Capital Corporation
    SunAmerica Asset Management Corp.
    Wellington Management Company, LLP

STRATEGY REBALANCING

Each STRATEGY is designed to meet its investment objective by allocating a portion of your money to three different investment portfolios. In order to maintain the mix of investment portfolios consistent with each STRATEGY's objective, each STRATEGY within your contract is rebalanced each quarter. On the first business day of each quarter (or as close to such date as is administratively practicable) it will be allocated among the various investment portfolios according to the percentages set forth on the prior pages. Additionally, within each Multi-Managed Portfolio, your money will be rebalanced among the various components. We also reserve the right to rebalance any STRATEGY more frequently if deemed necessary and in no event adverse to the interests of contract owners invested in such STRATEGY. Rebalancing a STRATEGY may involve shifting a portion of assets out of underlying investment portfolios with higher returns into underlying investment portfolios with relatively lower returns. Transfers made as a result of rebalancing a STRATEGY are not counted against your four free transfers per year.

SUBSTITUTION

If any of the underlying investment portfolios is no longer available, we may be required to substitute shares of another investment portfolio. We will seek any required prior approval of the SEC and give you notice before doing this.

FIXED INVESTMENT OPTIONS

The contract also offers seven fixed investment options. Anchor National will guarantee the interest rate earned on money you allocate to any of these fixed investment options. We currently offer fixed investment options for periods of one, three, five, seven and ten years, which we call guarantee periods. In Maryland or Washington only the one year fixed investment option is available. The seven and ten year guarantee periods are not available in Oregon. Additionally, we guarantee the interest rate for money allocated to the six-month DCA fixed account and/ or the one year DCA fixed account (the "DCA fixed accounts") which are available only in conjunction with the Dollar Cost Averaging Program. Please see the section on the Dollar Cost Averaging Program on the next page for additional information about, including limitations on, the availability and operation of the DCA fixed accounts. The DCA fixed accounts are only available for new Purchase Payments.

All of these fixed account options pay interest at rates set and guaranteed by Anchor National. Interest rates may differ from time to time and are set at our sole discretion. We will never credit less than a 3% annual effective rate to any of the fixed account options. The interest rate offered for new Purchase Payments may differ from that offered for subsequent Purchase Payments and money already in the fixed account options. In addition, different guarantee periods offer different interest rates. Once established, the rates for specified payments do not change during the specified period.

When a guarantee period ends, you may leave your money in the same guarantee period. You may also reallocate money to another fixed investment option (other than the DCA fixed accounts) or to any of the SELECT PORTFOLIO(S) or STRATEGY(IES). If you want to reallocate your money, you must contact us within 30 days after the end of the current guarantee period and instruct us how to reallocate your money. If we do not hear from you, we will keep your money in the same guarantee period where it will earn the renewal interest rate applicable at that time.

MARKET VALUE ADJUSTMENT

NOTE: THE FOLLOWING DISCUSSION APPLIES TO THE 3, 5, 7 or 10 YEAR FIXED INVESTMENT OPTIONS, ONLY. THESE OPTIONS ARE NOT AVAILABLE IN ALL STATES. PLEASE CONTACT YOUR FINANCIAL REPRESENTATIVE FOR MORE INFORMATION. THIS DISCUSSION DOES NOT APPLY TO WITHDRAWALS TO PAY A DEATH BENEFIT OR CONTRACT FEES AND CHARGES.

If you take money out of the 3, 5, 7 or 10 year fixed investment options before the end of the guarantee period, we make an adjustment to your contract (the "market value adjustment"). This market value adjustment reflects any difference in the interest rate environment between the time you place your money in the fixed investment option and the time when you withdraw that money. This adjustment can increase or decrease your contract value. You have 30 days after the end of each guarantee period to reallocate your funds without incurring a market value adjustment.

We will not assess a market value adjustment against withdrawals made (1) to pay a death benefit; (2) to pay contract fees and charges; or (3) to begin the income phase of your contract on the latest annuity date.

We calculate the market value adjustment by doing a comparison between current rates and the rate being credited to you in the fixed investment option. For the current rate we use a rate being offered by us for a guarantee period that is equal to the time remaining in the guarantee period from which you seek withdrawal. If we are not currently offering a guarantee period for that period of time, we determine an applicable rate by using a formula to arrive at a number between the interest rates currently offered for the two closest periods available.

Generally, if interest rates drop between the time you put your money into the fixed investment options and the time you take it out, we credit a positive adjustment to your contract. On the other hand, if interest rates increase during the same period, we post a negative adjustment to your contract.

Where the market value adjustment is negative, we first deduct the adjustment from any money remaining in the fixed investment option. If there is not enough money in the fixed investment option to meet the negative deduction, we deduct the remainder from your withdrawal. Where the market value adjustments is positive, we add the adjustment to your withdrawal amount.

The one year fixed investment option and the DCA fixed accounts do not impose a market value adjustment. These fixed investment options are not registered under the Securities Act of 1933 and are not subject to the provisions of the Investment Company Act of 1940.

Please see Appendix B for more information on how we calculate the market value adjustment.

TRANSFERS DURING THE ACCUMULATION PHASE

Except as provided in the next sentence with respect to the DCA Account, you can transfer money among the SELECT PORTFOLIO(S), STRATEGY(IES) and the fixed investment options by written request or by telephone. Although you may transfer money out of the DCA Account, you may not transfer money into the DCA Account from any SELECT PORTFOLIO, STRATEGY or fixed investment option. You can make four transfers every year without incurring a transfer charge. We measure a year from the anniversary of the date we issued your contract. If you make more than four transfers in a year, there is a $25 fee per transfer ($10 in Pennsylvania and Texas). Additionally, transfers out of a 3, 5, 7 or 10 year fixed investment option may be subject to a market value adjustment.

The minimum amount you can transfer is $500, or a lesser amount if you transfer the entire balance from a SELECT PORTFOLIO, STRATEGY or a fixed investment option. Any money remaining in a SELECT PORTFOLIO, STRATEGY or fixed investment option after making a transfer must equal at least $500. Your request for transfer must clearly state which investment option(s) are involved and the amount you want to transfer. Please see the section below on Dollar Cost Averaging for specific rules regarding the DCA Account.

We will accept transfers by telephone unless you specify otherwise on your contract application. Additionally, in the future you may be able to execute transfers or other financial transactions over the internet. When receiving instructions over the telephone, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone.

Upon implementation of internet account transfers we will have appropriate procedures in place to provide reasonable assurance that the transactions executed are genuine. Thus, we would not be responsible for any claim, loss or expense from any error resulting from instructions received over the internet. If we fail to follow our procedures we may be liable for any losses due to unauthorized or fraudulent transactions.

For information regarding transfers during the Income Phase, see INCOME OPTIONS
on page   .

We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if we believe that:

    - Excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying Variable Portfolios; or

    - The underlying Variable Portfolios inform us that they need to restrict the purchase or redemption of the shares because of excessive trading or because a specific transfer or group of transfers is deemed to have a detrimental effect on share prices of affected underlying Variable Portfolios.

Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. We reserve the right to suspend or cancel such acceptance at any time and will notify you accordingly. Additionally, we may restrict the investment options available for transfers during any period in which such third party acts for you. We notify such third party beforehand regarding any restrictions. However, we will not enforce these restrictions if we are satisfied that:

    - such third party has been appointed by a court of competent jurisdiction to act on your behalf; or

    - such third party is a trustee/fiduciary appointed, by you or for you, to act on your behalf for all your financial affairs.

We may provide administrative or other support services to independent third parties you authorize to make transfers on your behalf. We do not currently charge you extra for providing these support services. This includes, but is not limited to, transfers between investment options in accordance with market timing strategies. Such independent third parties may or may not be appointed with us for the sale of annuities. However, WE DO NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE. WE TAKE NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATION AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR FOR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.

We reserve the right to modify, suspend or terminate the transfer privileges at any time.

DOLLAR COST AVERAGING

The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the variable investment options. Under the program you systematically transfer a set dollar amount or percentage of any SELECT PORTFOLIO and/or STRATEGY or from the 1-year fixed account option (source accounts) to any other SELECT PORTFOLIO or STRATEGY. Transfers may be monthly or quarterly. You may change the frequency at any time by notifying us in writing. The minimum transfer amount under the DCA program is $500, regardless of the source account.

We also offer the 6-month and a 1-year DCA fixed accounts exclusively to facilitate this program. The DCA fixed accounts only accept new Purchase Payments. You can not transfer money already in your contract into these options. If you allocate a Purchase Payment into a DCA fixed account, we transfer all your money allocated to that account into the SELECT PORTFOLIO(S) or STRATEGY(IES) you select over the selected 6-month or 1-year period. You cannot change the option or the frequency of transfers once selected.

If allocated to the 6-month DCA fixed account, we transfer your money over a maximum of 6 monthly transfers. We base the actual number of transfers on the total amount allocated to the account. For example, if you allocate $500 to the 6-month DCA fixed account, we transfer your money over a period of five months, so that each payment complies with the $100 per transfer minimum.

We determine the amount of the transfers from the 1-year DCA fixed account based on

    - the total amount of money allocated to the account, and

    - the frequency of transfers selected.

For example, let's say you allocate $1,000 to the 1-year DCA account. You select monthly transfers. We completely transfer all of your money to the selected investment options over a period of ten months.

You may terminate your DCA program at any time. If money remains in the DCA fixed account, we transfer the remaining money to the 1-year fixed investment option, unless we receive different instructions from you.

Transfers under the DCA program do not count against your four free transfers per year. In addition, transfers resulting from a termination of this program do not count towards your 4 free transfers.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA Program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

    EXAMPLE:

    Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Mid-Cap Value SELECT PORTFOLIO over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:

 QUARTER   ACCUMULATION UNIT    UNITS PURCHASED
---------  -----------------  -------------------
    1          $    7.50                 100
    2          $    5.00                 150
    3          $   10.00                  75
    4          $    7.50                 100
    5          $    5.00                 150
    6          $    7.50                 100

    You paid an average price of only $6.67 per Accumulation Unit over six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

PRINCIPAL ADVANTAGE PROGRAM

The Principal Advantage Program allows you to invest in one or more of the SELECT PORTFOLIO(S) or STRATEGY(IES) without putting your principal at direct risk. The program accomplishes this by allocating your investment strategically between the fixed investment options (other than the DCA fixed accounts) and the SELECT PORTFOLIO or STRATEGY you select. You decide how much you want to invest and approximately when you want a return of principal. We calculate how much of your Purchase Payment needs to be allocated to the particular fixed investment option to ensure that it grows to an amount equal to your total principal invested under this program.

We reserve the right to modify, suspend or terminate this program at any time.

    EXAMPLE:

    Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to the fixed investment option. You want the amount allocated to the fixed investment option to grow to $100,000 in 7 years. If the 7-year fixed investment option is offering a 5% interest rate, we will allocate $71,068.13 to the 7-year fixed investment option to ensure that this amount will grow to $100,000 at the end of the 7-year period. The remaining $28,931.87 may be allocated among the SELECT PORTFOLIO(S) or STRATEGY(IES), as determined by you, to provide opportunity for greater growth. This example assumes that you are NOT participating in the Income Protector Plus or Max.

VOTING RIGHTS

Anchor National is the legal owner of the Seasons Series Trust shares. However, when an underlying portfolio solicits proxies in conjunction with a vote of shareholders, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

SUBSTITUTION

If any of the underlying portfolios become unavailable for investment, we may be required to substitute shares of another investment portfolio. We will seek prior approval of the SEC and give you notice before substituting shares.

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can access money in your contract in two ways:

    - by making a partial or total withdrawal, and/or;

    - by receiving income payments during the Income Phase. See INCOME OPTIONS on page

Generally, we deduct a withdrawal charge applicable to any total or partial withdrawal and a market value adjustment if a withdrawal comes from the 3, 5, 7 or 10 year fixed investment options. If you withdraw your entire contract value, we also deduct any applicable premium taxes and a contract maintenance fee. See
EXPENSES on page   . We calculate charges due on a total withdrawal on the day after we receive your request and other required paper work. We return your contract value less any applicable fees and charges.

FREE WITHDRAWAL PROVISION

Your contract provides for a free withdrawal amount each year. A free withdrawal amount is the portion of your account that we allow you to take out each year without being charged a surrender penalty. However, upon a future partial withdrawal or full surrender of your contract we will recoup any surrender charges which would have been due if your free withdrawal had not been free.

To determine your free withdrawal amount and your surrender charge, we refer to two special terms. These are penalty free earnings and the total invested amount.

The penalty-free earnings portion of your contract is simply your account value less your total invested amount. The total invested amount is the total of all Purchase Payments you have made into the contract less portions of some prior withdrawals you made. The portions of prior withdrawals that reduce your total invested amount are as follows:

    1. Any free withdrawals in any year that were in excess of your penalty free earnings and were based on the part of the Total Investment Amount that was no longer subject to surrender charges at the time of the withdrawal.

    2. Any prior withdrawals of the Total Investment Amount on which you already paid a surrender penalty, plus any surrender charge paid on such a withdrawal.

When you make a withdrawal, we assume that it is taken from penalty-free earnings first, then from the total invested amount on a first-in, first-out basis. This means that you can also access your Purchase Payments which are no longer subject to a surrender charge before those Purchase Payments which are still subject to the surrender charge.

During the first year after we issue your contract your free withdrawal amount is the greater of:

    1.  Your penalty-free earnings and;

    2. If you are participating in the Systematic Withdrawal program, a total of 10% of your total invested amount.

After the first contract year, you can take out the greater of the following amounts each year:

    1. Your penalty free earnings and any portion of your total invested amount no longer subject to surrender charges

    2. 10% of the portion of your total invested amount that has been in your contract for at least one year.

Under most circumstances, the minimum partial withdrawals amount is $1,000. We require that the value left in any SELECT PORTFOLIO, STRATEGY or fixed account be at least $500, after the withdrawal. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made in equal amounts from each SELECT PORTFOLIO, STRATEGY and the fixed investment option in which your contract is invested. Withdrawals from fixed investment options prior to the end of the guarantee period may result in a market value adjustment.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed investment option. Such deferrals are limited to no longer than six months.

SYSTEMATIC WITHDRAWAL PROGRAM

If you elect, we use money in your contract to pay you monthly, quarterly, semi-annual or annual payments during the Accumulation Phase. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $250. There must be at least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. Any withdrawals you make using this program count against your free withdrawal amount as described above. Withdrawals in excess of that amount may incur a withdrawal charge. There is no additional charge for participating in this program.

The program is not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice. At the end of the notice period, we will distribute the contract's remaining value to you.

QUALIFIED CONTRACT OWNERS

Certain qualified plans restrict and/or prohibit your ability to withdraw money from your contract. Please see Section 6, TAXES for a more detailed explanation.

DEATH BENEFIT
--------------------------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary.

If at the time we issued your contract, you were 80 years old or younger, the death benefit is the greatest of:

    1. the value of your contract at the time we receive satisfactory proof of death; or

    2. total Purchase Payments less withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values, compounded at a 4% annual growth rate until the date of death (3% growth rate if 70 or older at the time of contract issue); or

    3. the value of your contract on the seventh contract anniversary, plus any Purchase Payments and less withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values, since the seventh contract anniversary, all compounded at a 4% annual growth rate until the date of death (3% growth rate if age 70 or older at the time of contract issue).

    4. the maximum anniversary value on any contract anniversary prior to your 81st birthday. The anniversary value equals the value of your contract on a contract anniversary plus any Purchase Payments and less any withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values, since that contract anniversary.

If at the time we issue your contract, you were 81 years old or older, the death benefit is the greater of:

    1. the value of your contract at the time we receive satisfactory proof of death; or

    2. total Purchase Payments less withdrawals (and any fees or charges applicable to such withdrawals) in an amount proportionate to the amount by which such withdrawals decreased contract values, compounded at a 3% annual growth rate until the date of death.

The death benefit is not paid after you switch to the Income Phase. If you die during the Income Phase, your Beneficiary will receive any remaining guaranteed income payments in accordance with the income option you choose. See INCOME
OPTIONS, page   .

You select the Beneficiary to receive any amounts payable on death. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

The death benefit will be paid out when we receive adequate proof of death: (1) a certified copy of a death certificate; (2) a certified copy of a decree of court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death; or
(4) any other proof satisfactory to us. We may also require additional documentation or proof in order for the death benefit to be paid.

The death benefit must begin payment immediately upon receipt of all necessary documents and, in any event, must be paid within 5 years of the date of death. The Beneficiary may in the alternative elect to have the death benefit payable in the form of an annuity. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Income payments must begin within one year of your death. If the Beneficiary is the spouse of the owner, he or she can elect to continue the contract at the then current value, rather than receive a death benefit.

If the Beneficiary does not make a specific election as to how they want the death benefit distributed within sixty days of our receipt of adequate proof of death, it will be paid in a lump sum.

DEATH OF THE ANNUITANT

If the Annuitant dies before annuity payments begin, you can name a new Annuitant. If no Annuitant is named within 30 days, you will become the Annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the owner, no new Annuitant may be named and the death benefit will be paid.

EXPENSES
--------------------------------------------------------------------------------

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. We will not increase these fees and charges under your contract. Some states may require that we charge less than the amounts described below.

INSURANCE CHARGES

If you are age 80 or younger when your contract is issued, the amount of this charge is 1.40% annually of the value of your contract invested in the SELECT PORTFOLIO(S) and/or STRATEGY(IES). If you are are 81 or older at the time of contract issue, the insurance charge is 1.52% annually of the value of your contract invested in the SELECT PORTFOLIO(S) and/or STRATEGY(IES).

We deduct the charge daily. The insurance charge compensates us for the mortality and expense risks and the costs of contract distribution assumed by Anchor National.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference.

WITHDRAWAL CHARGES

The contract provides a free withdrawal amount every year. See ACCESS TO YOUR
MONEY page   . If you take money out in excess of the free withdrawal amount, you may incur a withdrawal charge.

We apply a withdrawal charge against each Purchase Payment you put into the contract. After a Purchase Payment has been in the contract for nine complete years, no withdrawal charge applies. The withdrawal charge equals a percentage of the Purchase Payment you take out of the contract. The withdrawal charge percentage declines each year a purchase payment is in the contract, as follows

       YEAR              1             2             3             4             5             6             7             8
------------------     -----         -----         -----         -----         -----         -----         -----         -----
WITHDRAWAL CHARGE            9%            8%            7%            6%            6%            5%            4%            3%

       YEAR              9             10
------------------     -----         -----
WITHDRAWAL CHARGE            2%            0%

When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered earnings first, then Purchase Payments.

Whenever possible, we deduct the withdrawal charge from the money remaining in your contract. If you withdraw all of your contract value, we deduct any applicable withdrawal charges from the amount withdrawn.

We will not assess a withdrawal charge for money withdrawn to pay a death benefit. We will not assess a withdrawal charge upon election to receive income payments from your contract, except when you elect to begin the Income Phase using the Income Protector program. If you annuitize using the Income Protector program, we assess the entire withdrawal charge applicable to Purchase Payments remaining in your contract when calculating your Income Benefit Base, as if you fully surrendered your contract as of the Income Benefit Date. See INCOME PHASE
page   .

Withdrawals made prior to age 59 1/2 may result in tax penalties. See TAXES page
  .

INVESTMENT CHARGES

Charges are deducted from the assets of the investment portfolios underlying the SELECT PORTFOLIO(S) or STRATEGY(IES) for the advisory and other expenses of the portfolios. THE FEE TABLE BEGINNING ON PAGE 4 ILLUSTRATES THESE CHARGES AND EXPENSES. FOR MORE DETAILED INFORMATION ON THESE INVESTMENT CHARGES, REFER TO THE PROSPECTUS FOR THE TRUST, ENCLOSED OR ATTACHED.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we subtract a contract maintenance fee from your account once per year. This charge compensates us for the cost of contract administration. We will deduct the $35 ($30 in North Dakota) contract maintenance fee from your account value on your contract anniversary. If you withdraw your entire contract value, we deduct the fee from that withdrawal.

If your contract value is $50,000 or more on your contract anniversary date, we will waive the charge. This waiver is subject to change without notice.

TRANSFER FEE

We currently permit four free transfers between investment options, every contract year. We charge you $25 for each transfer over four in any one year ($10 in Pennsylvania and Texas). We deduct the transfer fee from the SELECT PORTFOLIO(S), STRATEGY and/or fixed investment option from which you request the
transfer. See INVESTMENT OPTIONS, page   .

PREMIUM TAX

Certain states charge the Company a tax on the premiums you pay into the contract. We deduct from your contract these premium tax charges. Currently we deduct the charge for premium taxes when you take a full withdrawal or annuitize the contract. In the future, we may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.

APPENDIX B provides more information about premium taxes.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF CHARGES AND EXPENSES, AND ADDITIONAL AMOUNTS
CREDITED

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

INCOME OPTIONS
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ANNUITY DATE

During the Income Phase, the money in your Contract is used to make regular income payments to you. You may switch to the Income Phase any time after your 2nd contract anniversary. You select the month and year in which you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your Income Option.

Income payments must begin on or before your 90th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on this date. Certain states may require your income payments to start earlier.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, certain Qualified contracts require you to take
minimum distributions after you reach age 70 1/2. See TAXES, page   .

INCOME OPTIONS

Currently, this Contract offers 5 Income Options. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with option 4 for a period of 10 years. For income payments selected for joint lives, we pay according to option 3.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and then designate a new Annuitant.

OPTION 1 - LIFE INCOME ANNUITY

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

OPTION 2 - JOINT AND SURVIVOR LIFE ANNUITY

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop whenever the survivor dies.

OPTION 3 - JOINT AND SURVIVOR LIFE ANNUITY WITH 10 OR 20 YEAR PERIOD CERTAIN

This option is similar to option 2 above, with an additional guarantee of payments for at least 10 or 20 years. If the Annuitant and the Survivor die before all of the payments have been made, the remaining payments are made to the Beneficiary under your Contract.

OPTION 4 - LIFE ANNUITY WITH 10 OR 20 YEAR PERIOD CERTAIN

This option is similar to option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your Contract.

OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides income payments for a period ranging from 5 to 30 years. If the Annuitant dies before all of the guaranteed income payments are made, the remaining income payments will be made to the Beneficiary for the rest of the selected number of years.

We make Income Payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments direct deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in annuity payments of less than $50 per payment, we may decrease the frequency of the payments, state law allowing.

ALLOCATION OF ANNUITY PAYMENTS

You can choose income payments that are fixed, variable or both. If payments are fixed, Anchor National guarantees the amounts of each payment. If the payments are variable, the amounts are not guaranteed. They will go up and/or down based upon the performance of the SELECT PORTFOLIO(S) or STRATEGY(IES) in which you invest.

FIXED OR VARIABLE INCOME PAYMENTS

You can choose income payments that are fixed, variable or both. If at the date when income payments begin you are invested in the SELECT PORTFOLIO(S) and/or STRATEGY(IES) only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. If you are invested in both fixed and variable options at the time you begin the Income Phase, a portion of your income payments will be fixed and a portion will be variable.

INCOME PAYMENTS

Your income payments will vary if you are invested in the SELECT PORTFOLIO(S) and/or STRATEGY(IES) after the Annuity date depending on four things:

    - for life options, your age when payments begin, and;

    - the value of your contract in the SELECT PORTFOLIO(S) and/or STRATEGY(IES) on the Annuity Date, and;

    - the 3.5% assumed investment rate for variable income payments and 3% guaranteed minimum investment rate for fixed income payments used in the annuity table for the contract, and;

    - the performance of the SELECT PORTFOLIO(S) and/or STRATEGY(IES) in which you are invested during the time you receive income payments.

If you are invested in both the fixed account options and the SELECT PORTFOLIO(S) and/or STRATEGY(IES) after the Annuity Date, the allocation of funds between the fixed accounts and SELECT PORTFOLIO(S) and/or STRATEGY(IES) also impacts the amount of your annuity payments.

We make income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in income payments of less than $50 per payment, we may decrease the frequency of the payments, state law allowing.

TRANSFERS DURING THE INCOME PHASE

You may transfer money among the SELECT PORTFOLIO(S) and/or STRATEGY(IES) during the Income Phase. Transfers are subject to the same limitations as transfers during the Accumulation Phase. However, you may not transfer money from the fixed account into the SELECT PORTFOLIO(S) and/or STRATEGY(IES) or from the SELECT PORTFOLIO(S) and/or STRATEGY(IES) into the fixed accounts during the
Income Phase. See Section 5 EXPENSES page   .

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

Please read the Statement of Additional Information ("SAI") for a more detailed discussion of the income options.

THE INCOME PROTECTOR

This feature provides a future "safety net" in the event that, when you choose to begin receiving income payments, your contract has not performed within a historically anticipated range. The Income Protector feature offers you the ability to receive a guaranteed fixed minimum retirement income upon annuitization. With the Income Protector you can know the level of minimum income that will be available to you if, when you chose to retire, down markets have negatively impacted your contract value. To begin the Income Phase using this feature you must follow the appropriate steps set forth below.

The Income Protector provides three alternative levels of minimum retirement income. The BASE Income Protector is a standard feature of all Seasons Select
contracts issued after January   , 1999, if the feature is available for sale in
your state. There is no additional charge associated with the BASE feature. If elected, The Income Protector PLUS and Income Protector MAX alternatives can provide increased levels of minimum guaranteed income. We charge a fee for each of these alternatives. The amount of the fee and how to select an alternative level of income protection, if that is appropriate for you, is described below.

HOW WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED INCOME

We base the amount of minimum income available to you if you begin the Income Phase using the Income Protector upon a calculation we call the Income Benefit Base. At the time your participation in the Income Protector program becomes effective, your Income Benefit Base is equal to your contract value. For the BASE, participation is effective on the date of issue of your contract. For the PLUS or MAX alternatives, participation is effective on either the date of issue of the contract (if elected) or at the contract anniversary following your election of the PLUS or MAX alternative.

The Income Benefit Base is only a calculation. It does not represent a contract value, nor does it guarantee performance of the variable Portfolios in which you invest.

Your Income Benefit Base increases if you make subsequent Purchase Payments and decreases if you withdraw money from your contract. The exact Income Benefit Base calculation is equal to (a) plus (b) minus (c) where:

    (a) is,

          - for the first year of calculation, your contract value on the date your participation in the program became effective, and;

          - for each subsequent year of calculation, the Income Benefit Base on the prior contract anniversary, and;

    (b) is the sum of all subsequent Purchase Payments made into the contract since the last contract anniversary, and;

    (c) is all withdrawals and applicable fees and charges since the last contract anniversary, in an amount proportionate to the amount by which such withdrawals decreased your contract value.

For the PLUS or MAX alternatives, the Income Benefit Base accumulates at one of the following annual growth rates from the date your election in the alternative becomes effective through your Income Benefit Date (see below):

                  ALTERNATIVE                                       GROWTH RATE
           THE INCOME PROTECTOR PLUS                                   3.25%
            The Income Protector MAX                                   6.50%

The growth rates for the PLUS or MAX features cease on the contract anniversary following the Annuitant's 90th birthday.

CHOOSING THE APPROPRIATE LEVEL OF PROTECTION FOR YOU

If you decide that you want the protection offered by the Income Protector PLUS or MAX feature, you must elect the alternative by completing the Income Protector Election Form available through our Annuity Service Center. You may only elect one of the alternatives and you can never change your election once made. Your Income Benefit Base will begin accumulating at the applicable growth rate on the contract anniversary following our receipt of your completed election form. In order to obtain the benefit of the PLUS or MAX alternative you may not begin the income phase for at least seven years following your election of the PLUS or MAX feature. Thus, you must make your election prior to the later of:

    - your 83rd birthday, or

    - your 3rd contract anniversary.

STEP-UP OF YOUR INCOME BENEFIT BASE

If you have elected to pay for the higher levels of protection available through the Income Protector PLUS or MAX, you may also have the opportunity to "Step-Up" your Income Benefit Base. The Step-Up feature allows you to increase your Income Benefit Base to the amount of your contract value on your contract anniversary. You can only elect to Step-Up within the 30 days before your next contract anniversary. A seven year waiting period required prior to electing annuity payments through the Income Protector is restarted if you step-up your Income Benefit Base. Thus, your last opportunity to step up is the later of:

    - your 83rd birthday, or

    - your 3rd contract anniversary.

You must complete the Income Protector Election Form to effect a Step-Up. The form is available from our Annuity Service Center.

ELECTING TO RECEIVE INCOME PAYMENTS

You may elect to begin the Income Phase of your contract using the Income Protector Program ONLY within the 30 days after the seventh or later contract anniversary following the later of,

    - the effective date of your Income Protector participation, or

    - the contract anniversary of your most recent Step-Up.

The contract anniversary of, or prior to, your election to begin receiving annuity payments is your Income Benefit Date. This is the date as of which we calculate your Income Benefit Base to use in determining your guaranteed minimum fixed retirement income. To arrive at the minimum guaranteed fixed retirement income available to you, we apply the annuity rates stated in your Income Protector Endorsement for the annuity option you select to your final Income Benefit Base. You then choose if you would like to receive that income annually, quarterly or monthly for the time guaranteed under your selected annuity option. Your final Income Benefit Base is equal to (a) minus (b) where:

    a)  is your Income Benefit Base as your Income Benefit Date, and;

    b) is any partial withdrawals of contract value and any charges applicable to those withdrawals and any withdrawal charges otherwise applicable, calculated as if you fully surrender your contract as the Income Benefit Date, and any applicable premium taxes.

The income options available when using the Income Protector Program to receive your retirement income are:

    Life Annuity with 10 Year Period Certain, or

    Joint and 100% Survivor Annuity with 20 Year Period Certain

At the time you elect to begin receiving annuity payments, we will calculate your annual income using both your Income Benefit Base and your contract value. We will use the same income option for each calculation, however, the annuity factors used to calculate your income under the Income Protector will be different. You will receive whichever provides a greater stream of income. If you annuitize using the Income Protector your annuity payments will be fixed in amount. You are not required to use the Income Protector to receive annuity payments. However, we will not refund fees paid for the Income Protector if you begin taking annuity payments under the general provisions of your contract. YOU MAY NEVER NEED TO RELY UPON THE INCOME PROTECTOR, IF YOUR CONTRACT PERFORMS WITHIN A HISTORICALLY ANTICIPATED RANGE. HOWEVER, PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

FEES ASSOCIATED WITH THE INCOME PROTECTOR

The BASE Income Protector is a standard feature of your contract at no extra charge. If you elect the Income Protector PLUS or MAX, we charge a fee, as follows:

                  ALTERNATIVE                          FEE AS A % OF YOUR INCOME BENEFIT BASE
             Income Protector PLUS                                      .15%
              Income Protector MAX                                      .30%

Since the Income Benefit Base is only a calculation and does not provide a contract value, we deduct the fee from your actual contract value beginning on the contract anniversary on which your participation in the program becomes effective.

After a Step-Up, the fee for the Income Protector MAX or PLUS will be based on your Stepped-Up Income Benefit Base, and will be deducted from your contract value beginning on the effective date of the step-up.

If your contract is issued with the Income Protector program, and you elect the PLUS or MAX alternative (either at contract issue or some later date) we begin deducting the annual fee for the PLUS or MAX alternative on the contract anniversary when your alternative election becomes effective. If your contract is not issued with the Income Protector program and you elect the PLUS or MAX alternative at some later date, we begin deducting the annual fee on the contract anniversary following the date on which your participation in the program becomes effective.

It is important to note that once you elect either alternative, you may not change or cancel your election. We will deduct this charge from your contract value on every contract anniversary up to and including your Income Benefit Date. Additionally, we deduct the entire annual fee from any full surrender of your contract requested prior to your contract anniversary based on the Income Benefit Base at the time of surrender.

NOTE TO QUALIFIED CONTRACT HOLDERS

Qualified contracts generally require that you select an annuity income option which does not exceed your life expectancy. That restriction, if it applies to you, may limit the benefit of the Income Protector program. As discussed above, in order to utilize the Income Protector you must annuitize under one of two annuity income options. If those income options exceed your life expectancy you may be prohibited from receiving your guaranteed fixed income under the program. If you own a Qualified contract to which this restriction applies and you elect the Income Protector MAX or PLUS, you may pay for this guarantee and not be able to realize the benefit.

Generally,

    - for the Life Annuity with 10 Year Period Certain, you must annuitize before age 79, and

    - for the Joint and 100% Survivor Annuity with 20 Year Period Certain, both Annuitants must be 70 or younger or one of the annuitants must be 65 or younger upon annuitization. Other age combinations may be available.

You may wish to consult your tax advisor for information concerning your particular circumstances.

HYPOTHETICAL EXAMPLE OF THE OPERATION OF THE INCOME PROTECTOR

This table assumes a $100,000 initial investment in a Non-qualified contract with no withdrawals, additional payments or premium taxes, no step-up; and the election of optional Income Protector benefits at contract issue.

                                                                  INCOME
                   MINIMUM ANNUAL INCOME IF YOU ANNUITIZE ON    PROTECTOR
 IF AT ISSUE YOU            CONTRACT ANNIVERSARY...              BENEFIT
     ARE...            7         10         15         20         LEVEL
      Male           6,108      6,672      7,716      8,832        Base
     age 60*         8,046      9,633     12,971     17,313        Plus
                     9,995     13,132     20,647     32,178        Max
     Female          5,388      5,880      6,900      8,112        Base
     age 60*         7,145      8,542     11,652     15,948        Plus
                     8,876     11,646     18,548     29,641        Max
     Joint**         4,716      5,028      5,544      5,928        Base
     Male-60         6,290      7,353      9,442     11,785        Plus
    Female-60        7,813     10,024     15,030     21,903        Max

*   10 year and life

**  Joint and 100% survivor with 20 year certain

The Income Protector may not be available in your state. Please consult your financial adviser for information regarding availability of this feature in your state.

TAXES
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NOTE: WE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE, THEREFORE WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("IRC") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of qualified plans are: Individual Retirement Accounts ("IRAs"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), H.R. 10 Plans (referred to as Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

TAX TREATMENT OF DISTRIBUTIONS--NON-QUALIFIED CONTRACTS

If you make a withdrawal from a Non-qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For annuity payments, any portion of each payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS--QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. Any amount of money you take out as a withdrawal or as income payments is taxable income. The IRC further provides for a 10% penalty tax on any withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) to the extent such withdrawals do not exceed limitations set by the IRC for amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in IRC); (7) to fund certain first-time home purchase expenses; and, except in the case of an IRA; (8) when you separate from service after attaining age 55; and (9) when paid to an alternate payee pursuant to a qualified domestic relations order.

The IRC limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2;
(2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the IRC); or (5) in the case of hardship. In the case of hardship, the owner can only withdraw Purchase Payments.

MINIMUM DISTRIBUTIONS

If you have a Qualified contract, distributions must begin by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you retire.

DIVERSIFICATION

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Portfolios' management monitors the variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Anchor National, would be considered the owner of the shares of the Portfolios. It is unknown to what extent owners are permitted to select investments, to make transfers among Portfolios or the number and type of Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as the owner of the underlying variable investment Portfolios. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

PERFORMANCE
--------------------------------------------------------------------------------

From time to time we will advertise the performance of the SELECT PORTFOLIO(S) and/or STRATEGY(IES). Any such performance results are based on historical earnings and are not intended to indicate future performance.

We advertise the Cash Management SELECT PORTFOLIO's yield and effective yield. In addition, the other SELECT PORTFOLIO(S) and STRATEGY(IES) advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the SELECT PORTFOLIO(S) and STRATEGY(IES). These performance numbers do not indicate future results.

For each STRATEGY we may show performance against a comparison index which is made up of the S&P 500 Index, the Lehman Brothers Corporate/Government Index and the Lipper Money Market Index. The comparison index will blend the referenced indices in proportion to the neutral allocation of stocks, bonds and cash within
each STRATEGY as indicated on PAGES   AND   of this prospectus.

Additionally, we may show performance of each SELECT PORTFOLIO and/or STRATEGY in comparison to various appropriate indexes and the performance of other similar variable annuity products with similar objectives as reported by such independent reporting services as Morningstar, Inc., Lipper Analytical Services, Inc. and the Variable Annuity Research Data Service ("VARDS").

Please see the Statement of Additional Information for additional information regarding the methods used to calculate performance data.

Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the variable Portfolios.

OTHER INFORMATION
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Anchor National is a stock life insurance company originally organized under the laws of the state of California in April 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.

Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, CalAmerica Life Insurance Company, SunAmerica National Life Insurance Company, SunAmerica Asset Management, Imperial Premium Finance, Inc., Resources Trust Company, and five broker-dealers, specialize in retirement savings and investment products and services. Business focuses includes, fixed and variable annuities, mutual funds, premium finance, broker-dealer services and trust administration services.

THE SEPARATE ACCOUNT

Anchor National originally established a separate account, Variable Annuity Account Five (the "Separate Account"), under Arizona law on July 8, 1996. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Anchor National owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Anchor National.

THE GENERAL ACCOUNT

Money allocated to the fixed account options goes into Anchor National's general account. The general account consists of all of Anchor National's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

DISTRIBUTION OF THE CONTRACT

Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We do not expect the total commissions to exceed 7.5% of your Purchase Payments. We may also pay a bonus to representatives for contracts which stay active for a particular period of time, in addition to standard commissions. We do not deduct commissions paid to registered representatives directly from your Purchase Payments.

From time to time, we may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services is an affiliate of Anchor National, and is a registered as a broker-dealer under the Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please contact our Annuity Service Center at 1-800-445-SUN2, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

YEAR 2000

We rely significantly on computer systems and applications in our daily operations. Many of our systems are not presently year 2000 compliant, which means that because they have historically used only two digits to identify the year in a date, they will fail to distinguish dates in the "2000s" from dates in the "1900s." Anchor National's business, financial condition and results of operations could be materially and adversely affected by the failure of our systems and applications (and those operated by third parties interfacing with our systems and applications) to properly operate or manage these dates.

Anchor National has a coordinated plan to repair or replace these noncompliant systems and to obtain similar assurances from third parties interfacing with our systems and applications. In fiscal 1997, the Company's parent recorded on its books, a $15.0 million provision for estimated programming costs to repair noncompliant systems, of which $6.2 million was allocated to us. We are making expenditures which we expect will ultimately total $5.0 million to replace certain other noncompliant systems. Total expenditures relating to the repair of noncompliant systems will be capitalized by the Company's parent as software costs and will be paid for over future periods. Both phases of the project are progressing according to plan and we expect to substantially complete them by the end of calendar 1998. We will test both the repaired and replacement systems during calendar 1999.

In addition, we distributed a year 2000 questionnaire to our significant suppliers, distributors, financial institutions, lessors and others we do business with to evaluate their year 2000 compliance plans and state of readiness and to determine how our systems and applications may be affected by their failure to solve their own year 2000 issues. To date, however, we have only received preliminary feedback from such parties and have not independently confirmed any information received from other parties with respect to the year 2000 issues. Therefore, we cannot assure that such other parties will complete their year 2000 conversions in a timely fashion or will not suffer a year 2000 business disruption that may adversely affect our financial condition and results of operations.

Because we expect to complete our year 2000 conversion prior to any potential disruption to our business, we have not developed a comprehensive year 2000 contingency plan. Anchor National closely monitors the progression of its plan for compliance, and if necessary, would devote additional resources to assure the timely completion of our year 2000 plan. If we determine that our business is at material risk of disruption due to the year 2000 issue or anticipate that we will not complete our year 2000 conversion in a timely fashion, we will work to enhance our contingency plans.

The above statements are forward-looking. The costs of our year 2000 conversion, the date which we have set to complete such conversion and the possible risks associated with the year 2000 issue are based on our current estimates and are subject to various uncertainties that could cause the actual results to differ materially from our expectations. Such uncertainties include, among others, our success in identifying systems and applications that are not year 2000 compliant, the nature and amount of programming required to upgrade or replace each of the affected systems and applications, the availability of qualified personnel, consultants and other resources, and the success of the year 2000 conversion efforts of others.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management's opinion, these matters are not of material importance to their respective total assets nor are they material with respect to the Separate Account.

CUSTODIAN

State Street Bank and Trust Company, 255 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the Separate Account. Anchor National pays State Street Bank for services provided, based on a schedule of fees.

ADDITIONAL INFORMATION

Anchor National is subject to the informational requirements of the Securities and Exchange Act of 1934 (as amended). We file reports and other information with the SEC to meet those requirements. You can inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

CHICAGO, ILLINOIS
500 West Madison Street
Chicago, IL 60661

NEW YORK, NEW YORK
7 World Trade Center, 13th Fl.
New York, NY 10048

To obtain copies by mail contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed.

Registration Statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the Registrations Statement and its exhibits. For further information regarding the Separate Account, Anchor National and its general account, the Portfolios and the contract, please refer to the registration statement and its exhibits.

The SEC also maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by Anchor National.

PROPERTIES

Anchor National's executive offices and principal office are in leased premises at 1 SunAmerica Center, Los Angeles, California. Anchor National, through affiliates, also leases office space in Torrance and Woodland Hills, California. Anchor National believes that such properties, including the equipment located therein are suitable and adequate to meet the requirements of its businesses.

STATE REGULATION

Anchor National is subject to regulation and supervision by the insurance regulatory agencies of the states in which it is authorized to transact business. State insurance laws establish supervisory agencies with broad administrative and supervisory powers. Principal among these powers are granting and revoking licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, licensing agents, approving policy forms, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial, market conduct and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, defining acceptable accounting principles, regulating the type, valuation and amount of investments permitted, and limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval.

During the last decade, the insurance regulatory framework has been placed under increased scrutiny by various states, the federal government and the NAIC. Various states have considered or enacted legislation that changes, and in many cases increases, the states' authority to regulate insurance companies. Legislation has been introduced from time to time in Congress that could result in the federal government assuming some role in the regulation of insurance companies or allowing combinations between insurance companies, banks and other entities. In recent years, the NAIC has approved and recommended to the states for adoption and implementation several regulatory initiatives designed to reduce the risk of insurance company insolvencies and market conduct violations. These initiatives include investment reserve requirements, risk-based capital standards, codification of insurance accounting principles, new investment standards and restrictions on an insurance company's ability to pay dividends to its stockholders. The NAIC is also currently developing model laws relating to product design and illustrations for annuity products. Current proposals are still being debated and we are monitoring developments in this area and the effects any changes would have on Anchor National.

SunAmerica Asset Management Co. is registered with the SEC as a registered investment advisor under the Investment Advisors Act of 1940. The mutual funds that it markets are subject to regulation under the Investment Company Act of 1940. SunAmerica Asset Management Co. and the mutual funds are subject to regulation and examination by the SEC. In addition, variable annuities and the related separate accounts of Anchor National are subject to regulation by the SEC under the Securities Act of 1933 and the Investment Company Act of 1940.

Anchor National's broker-dealer subsidiary is subject to regulation and supervision by the states in which it transacts business, as well as by the SEC and the National Association of Securities Dealers ("NASD"). The NASD has broad administrative and supervisory powers relative to all aspects of business and may examine the subsidiary's business and accounts at any time.

DIRECTORS AND EXECUTIVE OFFICERS (TO BE UPDATED BY AMENDMENT)

Anchor National's directors and executive officers as of September 30, 1998 are listed below:

                                                                    YEAR ASSUMED
                                                                      PRESENT      OTHER POSITIONS AND OTHER BUSINESS
        NAME           AGE             PRESENT POSITION               POSITION     EXPERIENCE WITHIN LAST FIVE YEARS**    FROM-TO
---------------------  ---  --------------------------------------  ------------  -------------------------------------  ---------

     Eli Broad*        65   Chairman, CEO and President of Anchor       1994      Cofounded SunAmerica Inc. ("SAI") in
                            National;                                             1957
                            Chairman, CEO and President of SAI          1986

   Jay S. Wintrob*     41   EVP of Anchor National;                     1991      SVP                                    1989-1991
                            Vice Chairman of SAI                        1995      (Joined SAI in 1987)

   Victor E. Akin      33   SVP of Anchor National                      1996      VP, SunAmerica Life Companies          1995-1996
                                                                                  Director, SunAmerica Life Companies    1994-1995
                                                                                  Manager, SunAmerica Life Companies     1993-1994
                                                                                  Actuary, Milliman & Robertson          1992-1993
                                                                                  Consultant, Chalke Inc.                1991-1992

  David R. Bechtel     30   VP and Treasurer of Anchor National         1998      VP, Deutsche Morgan Grenfell           1996-1998
                            VP and Treasurer of SAI                               Associate, UBS Securities              1995-1996
                                                                                  Associate, Wachtell, Lipton, Rosen &     1994
                                                                                  Katz
                                                                                  Associate, Wells Fargo Nikko Inv.      1993-1994
                                                                                  Adv.                                   1990-1992
                                                                                  Associate, Alex Brown & Sons

  James R. Belardi*    41   SVP of Anchor National;                     1992      VP and Treasurer                       1989-1992
                            EVP of SAI                                  1995      (Joined SAI in 1986)

   Lorin M. Fife*      44   SVP, General Counsel and Asst.              1994      VP and General Counsel- Regulatory     1994-1995
                            Secretary of Anchor National;                         Affairs;
                            SVP, General Counsel-Regulatory             1995      VP and Associate General Counsel       1989-1994
                            Affairs and Asst. Secretary of SAI                    (Joined SAI in 1989)

   N. Scott Gillis     44   SVP and Controller of Anchor National       1994      VP and Controller, SunAmerica Life     1989-1994
                                                                                  Companies
                            VP of SAI                                   1997      (Joined SAI in 1985)

 Jana Waring Greer*    45   SVP of Anchor National and SAI;             1991      VP                                     1981-1991
                            President of SunAmerica Marketing           1995      (Joined SAI in 1974)

  Susan L. Harris*     41   SVP and Secretary of Anchor National;       1994      VP, General Counsel-Corporate Affairs  1994-1995
                                                                                  and Secretary;
                            SVP, General Counsel-Corporate Affairs      1995      VP, Associate General Counsel and      1989-1994
                            and Secretary of SAI                                  Secretary
                                                                                  (Joined SAI in 1985)

Peter McMillan, III*   40   EVP and Chief Investment Officer of         1994      SVP of SunAmerica Investments, Inc.    1989-1994
                            SunAmerica Investments, Inc.

 Edwin R. Reoliquio*   40   SVP and Chief Actuary of Anchor             1995      VP and Actuary, SunAmerica Life        1989-1994
                            National                                              Companies

  Scott H. Richland    35   VP of Anchor National                       1994      VP and Treasuer                        1995-1997
                            SVP of SAI                                            VP and Asst. Treasurer                 1994-1995
                                                                        1997      Asst. Treasurer                        1993-1994
                                                                                  (Joined SAI in 1990)                   1990-1993

 Scott L. Robinson*    52   SVP of Anchor National;                     1991      VP and Controller                      1986-1991
                            SVP and Controller of SAI                             (Joined SAI in 1978)

   James W. Rowan*     35   SVP of Anchor National and SAI              1996      VP;                                    1993-1995
                                                                                  Asst. to the Chairman;                   1992
                                                                                  SVP, Security Pacific Corp.            1990-1992

 * Also serves as a director            CEO = Chief Executive Officer
** Unless otherwise noted, positions    EVP = Executive Vice President
with SunAmerica Inc.                    SVP = Senior Vice President
                                        VP = Vice President

EXECUTIVE COMPENSATION (TO BE UPDATED BY AMENDMENT)

All of Anchor National's executive officers are also employees of SunAmerica Inc. or its affiliates and do not receive direct compensation from Anchor National. Allocations have been made as to each individual's time devoted to his or her duties as an executive officer of Anchor National during fiscal year 1998.

The following table shows the cash compensation paid or earned, based on these allocations, to the chief executive officer and top four executive officers of the Company whose allocated compensation exceeds $100,000 for services rendered in all capacities to the Company during 1998:

                                                                         Allocated Cash
Name of Individual    Capacities in Which Served                           Compensation

Eli Broad             Chairman, Chief Executive Officer and President      $
Jay S. Wintrob        Executive Vice President
James R. Belardi      Senior Vice President
Jana Waring Greer     Senior Vice President

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT (TO BE UPDATED BY AMENDMENT)

No shares of Anchor National are owned by any executive officer or director. Anchor National is an indirect wholly owned subsidiary of SunAmerica Inc. Except for Mr. Eli Broad, Chairman and Chief Executive Officer of SunAmerica Inc., the percentage of shares of SunAmerica Inc. beneficially owned by any director does not exceed one percent of the class outstanding. At September 30, 1998, Mr.
Broad was the beneficial owner of          shares of Common Stock (   % of the
class outstanding) and          shares of Class B Common Stock (    % of the
class outstanding). Of the Common Stock,          shares represent restricted
shares granted under SunAmerica Inc.'s employee stock plans as to which Mr.
Broad has no investment power,          shares are registered in the name of a
corporation of which Mr. Broad is a director and has sole voting and dispositive
powers,          shares are held by a foundation of which Mr. Broad is a
director and shares voting and dispositive powers; and          shares represent
employee stock options held by Mr. Broad which are or will become exercisable on or before August 30, 1998 and as to which he has no voting or investment power.
Of the Class B Stock,          shares are held directly by Mr. Broad; and
         shares are registered in the name of a corporation as to which Mr. Broad exercises sole voting and dispositive powers. At June 30, 1998, all
directors and officers as a group beneficially owned          shares of Common
Stock (   % of the class outstanding) and          shares of Class B Common
Stock (    % of the class outstanding).

FINANCIALS (TO BE UPDATED BY AMENDMENT)
--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL INFORMATION (IN THOUSANDS)

The following selected consolidated financial information for Anchor National Life Insurance Company, insofar as it relates to each of the years 1994-1998, has been derived from audited annual financial statements, including the consolidated balance sheets at September 30, 1997 and 1998 and the related consolidated statements of income and of cash flows for each of the three years in the period ended September 30, 1998 and the notes thereto appearing elsewhere herein.

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

Separate Account..............................................................................

General Account...............................................................................

Performance Data..............................................................................

Annuity Payments..............................................................................

Annuity Unit Values...........................................................................

Taxes.........................................................................................

Distribution of Contracts.....................................................................

Financial Statements..........................................................................

APPENDIX A - MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

The market value adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The longer the period of time remaining in the term you initially agreed to leave your money in the fixed investment option, the greater the impact of changing interest rates. The impact of the market value adjustment can be either positive or negative, and is computed by multiplying the amount withdrawn, transferred or annuitized by the following factor:

                    [(1+I/(1+J+L)](to the power of N/12) - 1

                      THE MARKET VALUE ADJUSTMENT FORMULA

                          MAY DIFFER IN CERTAIN STATES

where:

                I is the interest rate you are earning on the money invested in the fixed investment option;

                J is the interest rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the fixed investment option; and

                L is equal to 0.005, except in Pennsylvania where it is equal to zero.

                N is the number of full months remaining in the term you initially agreed to leave your money in the fixed investment option.

EXAMPLES OF THE MARKET VALUE ADJUSTMENT

The examples below assume the following:

    (1) You made an initial Purchase Payment of $10,000 and allocated it to the 10-year fixed investment option at a rate of 7%;

    (2) You make a partial withdrawal of $4,000 when 1 1/2 years (18 months) remain in the 10-year term you initially agreed to leave your money in the fixed investment option (N=18); and

    (3) You have not made any other transfers, additional Purchase Payments, or withdrawals.

No withdrawal charges are reflected because your Purchase Payment has been in the contract for seven full years. If a withdrawal charge applies, it is deducted before the market value adjustment. The market value adjustment is assessed on the amount withdrawn less any withdrawal charges.

NEGATIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year fixed investment option is 7.5% and the 3-year fixed investment option is 8.5%. By linear interpolation, the interest rate for the remaining 2 years (1 1/2 years rounded up to the next full year) in the contract is calculated to be 8%.

The market value adjustment factor is

                = [(1+I)/(1+J+0.005)](to the power of N/12) - 1

 = [(1.07)/(1.08+0.005)](to the power of 18/12) - 1
 = (0.986175)(1.5) - 1
 = 0.979335 - 1
 = -0.020665

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:

                         $4,000 X (-0.020665) = -$82.66

$82.66 represents the market value adjustment that will be deducted from the money remaining in the 10-year fixed investment option.

POSITIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for a new Purchase Payments in the 1-year fixed investment option is 5.5% and the 3-year fixed investment option is 6.5%. By linear interpolation, the interest rate for the remaining 2 years (1 1/2 years rounded up to the next full year) in the contract is calculated to be 6%.

The market value adjustment factor is

                         = [(1+I/(1+J+0.005)](N/12) - 1

         = [(1.07)/(1.06+0.005)](18/12) - 1
         = (1.004695)(1.5) - 1
         = 1.007051 - 1
         = +0.007051

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:

                         $4,000 x (+0.007051) = +$28.20

$28.20 represents the market value adjustment that would be added to your withdrawal.

APPENDIX B - PREMIUM TAXES
--------------------------------------------------------------------------------

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. Listed below are the current premium tax rates in those states that assess a premium tax. For current information, you should consult your tax adviser.

                                                                                QUALIFIED   NON-QUALIFIED
STATE                                                                           CONTRACT      CONTRACT
-----------------------------------------------------------------------------  -----------  -------------
California...................................................................         .50%         2.35%
District of Columbia.........................................................        2.25%         2.25%
Kentucky.....................................................................           2%            2%
Maine........................................................................           0%            2%
Nevada.......................................................................           0%          3.5%
South Dakota.................................................................           0%         1.25%
West Virginia................................................................           1%            1%
Wyoming......................................................................           0%            1%

Please forward a copy (without charge) of the Seasons Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)

--------------------------------------------------------------------------------

          Name

--------------------------------------------------------------------------------

          Address

--------------------------------------------------------------------------------

          City/State/Zip

--------------------------------------------------------------------------------
Date: ___________________  Signed: _____________________________________________

Return to: Anchor National Life Insurance Company, Annuity Service Center, P.O. Box 52499, Los Angeles, California 90054-0299

                         STATEMENT OF ADDITIONAL INFORMATION

                          FIXED AND VARIABLE GROUP DEFERRED
                             ANNUITY CONTRACTS ISSUED BY

                            VARIABLE ANNUITY ACCOUNT FIVE
                  DEPOSITOR: ANCHOR NATIONAL LIFE INSURANCE COMPANY



This Statement of Additional Information is not a prospectus; it should be read with the prospectus relating to the annuity contracts described above, a copy of which may be obtained without charge by calling 800/445-SUN2 or by written request addressed to:

                        Anchor National Life Insurance Company
                                Annuity Service Center
                                    PO. Box 54299
                          Los Angeles, California 90054-0299








   THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS  JANUARY      , 1999.

                                  TABLE OF CONTENTS

                                                                        Page
     Separate Account. . . . . . . . . . . . . . . . . . . . . . . . . . .3
     General Account . . . . . . . . . . . . . . . . . . . . . . . . . . .4
     Performance Data. . . . . . . . . . . . . . . . . . . . . . . . . . .4
     Annuity Payments. . . . . . . . . . . . . . . . . . . . . . . . . . .5
     Annuity Unit Values . . . . . . . . . . . . . . . . . . . . . . . . .5
     Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .8
     Distribution of Contracts . . . . . . . . . . . . . . . . . . . . . 12
     Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . 13

                                   SEPARATE ACCOUNT

Variable Annuity Account Five was originally established by Anchor National Life Insurance Company (the "Company") on July 3, 1996 pursuant to the provisions of Arizona law, as a segregated asset account of the Company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct.

Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

The separate account is divided into SELECT PORTFOLIOS and STRATEGIES, with the assets of each SELECT PORTFOLIO and STRATEGY invested in the shares of one or more underlying investment portfolios. The Company does not guarantee the investment performance of the separate account, its SELECT PORTFOLIOS and STRATEGIES or the underlying investment portfolios. Values allocated to the separate account and the amount of variable annuity payments will vary with the values of shares of the underlying investment portfolios, and are also reduced by insurance charges and fees.

The basic objective of a variable annuity contract is to provide variable annuity payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying investment portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their SELECT PORTFOLIOS and STRATEGIES to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity payments).

                                   GENERAL ACCOUNT

The General Account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the one, three, five, seven or ten year fixed investment option and/or the one year or 6-month DCA fixed account(s) available in connection with the general account, as elected by the owner purchasing a contract. Assets supporting amounts allocated to a fixed investment option become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

                                   PERFORMANCE DATA

     From time to time the separate account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of Seasons Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

The Separate Account may advertise "total return" data for its SELECT PORTFOLIOS and STRATEGIES. Total return figures are based on historical data and are not intended to indicate future performance. The "total return" for a SELECT PORTFOLIO or STRATEGY is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a contract funded by that SELECT PORTFOLIO or STRATEGY made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period.) The effect of applicable Withdrawal Charges due to the assumed redemption will be reflected in the return figures, but may be omitted in additional return figures given for comparison.

CASH MANAGEMENT PORTFOLIO

     As sales of this SELECT PORTFOLIO contract have not yet begun there is no yield figures to report here.

OTHER PORTFOLIOS

     The Portfolios of the separate account other than the Cash Management Portfolio compute their performance data as "total return."

     The total returns since each STRATEGY'S inception date and last 12 months are shown on the following page, both with and without an assumed complete redemption at the end of the period. The SELECT PORTFOLIOS were not available for sale prior to the date of this Prospectus and Statement of Additional Information, therefore no performance information is shown. When standardized performance information is available for the SELECT PORTFOLIOS we may advertise that information.

                         TOTAL ANNUAL RETURN (IN PERCENT) FOR
                         PERIOD ENDING ON SEPTEMBER 30, 1998
                           (RETURN WITH/WITHOUT REDEMPTION)

                                               INCEPTION                                   SINCE
SELECT PORTFOLIOS                                 DATE                1 YEAR             INCEPTION
-----------------                              ---------             --------             ---------
Large-Cap Growth                                1/__/99                 N/A                 N/A
Large-Cap Composite                             1/__/99                 N/A                 N/A
Large-Cap Value                                 1/__/99                 N/A                 N/A
Mid-Cap Growth                                  1/__/99                 N/A                 N/A
Mid-Cap Value                                   1/__/99                 N/A                 N/A
Small-Cap                                       1/__/99                 N/A                 N/A
International Equity                            1/__/99                 N/A                 N/A
Diversified Fixed Income                        1/__/99                 N/A                 N/A
Cash Management                                 1/__/99                 N/A                 N/A

STRATEGIES
----------
Growth                                          4/15/97           -4.64%/2.36%        11.32%/15.20%
Moderate Growth                                 4/15/97           -4.68%/2.32%        10.15%/14.05%
Balanced Growth                                 4/15/97           -1.69%/5.31%        10.07%/13.97%
Conservative Growth                             4/15/97           -1.79%/5.21%         8.60%/12.53%

-----------------------
TOTAL RETURN FIGURES ARE BASED ON HISTORICAL DATA AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE.

Total return for a Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period.
The total rate of return (T) is computed so that it satisfies the formula:

            n
     P(1 +T)  = ERV

where:    P = a hypothetical initial payment of $1,000
          T = average annual total return
          n = number of years

The total return figures reflect the effect of both non-recurring and recurring charges. The applicable Withdrawal Charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance.

                                   ANNUITY PAYMENTS

INITIAL ANNUITY PAYMENT

The initial annuity payment is determined by taking the contract value, less any premium tax, less any Market Value Adjustment that may apply in the case of a premature annuitization of CERTAIN guarantee amounts, and then applying it to the annuity table specified in the contract. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity payment. The number of Annuity Units determined for the first variable annuity payment remains constant for the second and subsequent monthly variable annuity payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY PAYMENTS

For a fixed annuity, the amount of the second and each subsequent monthly annuity payment is the same as that determined above for the first monthly payment.

The amount of the second and each subsequent monthly variable annuity payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit Value as of the day preceding the date on which each annuity payment is due.

                                 ANNUITY UNIT VALUES

The value of an Annuity Unit is determined independently for each SELECT PORTFOLIO and STRATEGY. The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a SELECT PORTFOLIO or STRATEGY exceeds 3.5010, variable annuity payments derived from allocations to that SELECT PORTFOLIO or STRATEGY will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the SELECT PORTFOLIOS and/or STRATEGIES elected, and the amount of each annuity payment will vary accordingly.

For each SELECT PORTFOLIO and/or STRATEGY, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of SELECT PORTFOLIO or STRATEGY from one month to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any SELECT PORTFOLIO or STRATEGY for a certain month is determined by dividing (a) by (b) where:

     (a) is the Accumulation Unit value of the SELECT PORTFOLIO or STRATEGY determined as of the end of that month, and

     (b) is the Accumulation Unit value of the SELECT PORTFOLIO or STRATEGY determined as of the end of the preceding month.

The NIF for a SELECT PORTFOLIO or STRATEGY for a given month is a measure of the net investment performance of the SELECT PORTFOLIO or STRATEGY from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change; a NIF greater than 1.000 results from an increase; and a NIF less than 1.000 results from a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of the shares of the underlying investment portfolios in which the SELECT PORTFOLIO or STRATEGY invests; it is also reduced by separate account asset charges.

ILLUSTRATIVE EXAMPLE

Assume that one share of a given SELECT PORTFOLIO or STRATEGY had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                               NIF = ($11.46/$11.44)
                                    = 1.00174825

ILLUSTRATIVE EXAMPLE

The change in Annuity Unit value for a SELECT PORTFOLIO or STRATEGY from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that SELECT PORTFOLIO or STRATEGY for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity payment tables are based. For example, if the net investment rate for a SELECT PORTFOLIO or STRATEGY (reflected in the NIF) were equal to the assumed investment rate, the variable annuity payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                          1/[(1.035) ^ (1/12)] = 0.99713732

In the example given above, if the Annuity Unit value for the SELECT PORTFOLIO or STRATEGY was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

              $10.103523 x 1.00174825 x 0.99713732 = $10.092213

                              VARIABLE ANNUITY PAYMENTS

ILLUSTRATIVE EXAMPLE

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single SELECT PORTFOLIO or STRATEGY. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's Account Value is equal to 7543.2456 x $15.432655 = $116,412.31). Assume also that the Annuity Unit value for the SELECT PORTFOLIO or STRATEGY on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity payment date is $13.327695.

P's first variable annuity payment is determined from the annuity rate tables in P's contract, using the information assumed above. From the tables, which supply monthly annuity payments for each $1,000 of applied contract value, P's first variable annuity payment is determined by multiplying the monthly installment of $5.42 (Option 4 tables, male Annuitant age 60 at the Annuity
Date) by the result of dividing P's account value by $1,000:

                First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                    Annuity Units = $630.95/$13.256932 = 47.593968

P's second variable annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

                  Second Payment = 47.593968 x $13.327695 = $634.32

The third and subsequent variable annuity payments are computed in a manner similar to the second variable annuity payment.

Note that the amount of the first variable annuity payment depends on the contract value in the relevant SELECT PORTFOLIO or STRATEGY on the Annuity Date and thus reflects the investment performance of the SELECT PORTFOLIO or STRATEGY net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the SELECT PORTFOLIO or STRATEGY). The net investment performance of the SELECT PORTFOLIO or STRATEGY during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity payments.

                                        TAXES

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A contract owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity payments under the annuity payment option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Non-qualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, the taxable portion is determined by a formula which establishes the ratio that the cost basis of the contract bears to the total value of annuity payments for the term of the annuity contract. The taxable portion is taxed at ordinary income tax rates. Contract owners, Annuitants and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions under the retirement plan under which the contracts are purchased.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under
Section 403(b) of the Code (other than (1) annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION - SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying annuity variable contracts such as the contracts. The regulations amplify the diversification requirements for variable annuity contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

MULTIPLE CONTRACTS

Multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. The Company believes that Congress intended to affect the purchase of multiple deferred annuity contracts which may have been purchased to avoid withdrawal income tax treatment. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

An assignment of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) H.R. 10 PLANS

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans on such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d) ROTH IRA

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular IRA under Section 408(b) of the Code, contributions to a Roth IRA are not made on a tax deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Certain persons may be eligible to convert a regular IRA into a Roth IRA, and the resulting income tax may be spread over four years if the conversion occurs before January 1, 1999. If and when Contracts are made available for use with Roth IRAs they may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency.

(e) CORPORATE PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) DEFERRED COMPENSATION PLANS - SECTION 457

Under Section 457 of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest, in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a 457 plan all the plan assets shall remain solely the property of the employer, subject only to the claims of the employer's general creditors until such time as made available to an owner or a Beneficiary.

                              DISTRIBUTION OF CONTRACTS

The contracts are offered through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc. Contracts are offered on a continuous basis.

                                FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as of September 30, 1998 and 1997 and for each of the three years in the period ended September 30, 1998 are presented in the prospectus. The consolidated financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts for amounts allocated to the fixed investment options. The financial statements of Variable Annuity Account Five as of March 31, 1998 and for the period from inception to March 31, 1998, are included in this Statement of Additional Information.

PricewaterhouseCoopers LLP, 400 South Hope Street, Los Angeles, California 90071, serves as the independent accountants for the Separate Account and the Company. The financial statements referred to above have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. (TO BE ADDED BY AMENDMENT)

                          PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

    The following financial statements are included in Part A of the Registration Statement:

       None

    The following financial statements are included in Part B of the Registration Statement:

       Consolidated financial statements of Anchor National Life Insurance Company to be filed by amendment

(b) Exhibits

      (1)  Resolutions Establishing Separate Account............................  ****
      (2)  Custody Agreements...................................................  **
      (3)  (a) Form of Distribution Contract....................................  ****
           (b) Form of Selling Agreement........................................  ***
      (4)  (a) Variable Annuity Contract........................................  ***
      (5)  (a) Application for Contract.........................................  ***
      (6)  Depositor -- Corporate Documents
           (a) Certificate of Incorporation.....................................  ****
           (b) By-Laws..........................................................  ****
      (7)  Reinsurance Contract.................................................  **
      (8)  Form of Fund Participation Agreement.................................  ***
      (9)  Opinion of Counsel...................................................  ***
           Consent of Counsel...................................................  ***
     (10)  Consent of Independent Accountants...................................  ***
     (11)  Financial Statements Omitted from Item 23............................  **
     (12)  Initial Capitalization Agreement.....................................  **
     (13)  Performance Computations.............................................  **
     (14)  Diagram and Listing of All Persons Directly or Indirectly Controlled
            By or Under Common Control with Anchor National Life Insurance
            Company, the Depositor of Registrant................................  ****
     (15)  Powers of Attorney...................................................  * (included with signature
                                                                                  page)

------------------------

   *Herewith
  **Not Applicable
 ***To Be Filed By Amendment
****Incorporated herein by reference to the Registration Statement of Variable
    Annuity Account Five (811-7727) and Anchor National Life Insurance Company (333-08850)

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

The officers and directors of Anchor National Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

NAME                                                 POSITION
---------------------------------------------------  ---------------------------------------------------
Eli Broad                                            Chairman, President and Chief Executive Officer
Jay S. Wintrob                                       Director and Executive Vice President

NAME                                                 POSITION
---------------------------------------------------  ---------------------------------------------------
Jana W. Greer                                        Director and Senior Vice President
Peter McMillan                                       Director
James R. Belardi                                     Director and Senior Vice President
Susan L. Harris                                      Director, Senior Vice President and Secretary
Scott L. Robinson                                    Director and Senior Vice President
N. Scott Gillis                                      Senior Vice President and Controller
Edwin R. Reoliquio                                   Senior Vice President and Chief Actuary
James W. Rowan                                       Senior Vice President
Victor E. Akin                                       Senior Vice President
J. Franklin Grey                                     Vice President
Keith B. Jones                                       Vice President
Michael L. Lindquist                                 Vice President
Edward P. Nolan*                                     Vice President
Gregory M. Outcalt                                   Vice President
Scott H. Richland                                    Vice President
David R. Bechtel                                     Vice President and Treasurer

------------------------
*88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Registrant is a Separate Account of Anchor National Life Insurance Company (Depositor). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14 of the Registration Statement of Anchor National Life Insurance Company and Variable Annuity Account Five (333-08859, 811-7727) which is incorporated herein by reference.

ITEM 27.  NUMBER OF CONTRACT OWNERS

None.

ITEM 28.  INDEMNIFICATION

None.

ITEM 29.  PRINCIPAL UNDERWRITER

SunAmerica Capital Services, Inc. serves as distributor to the Registrant.

Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

NAME                                                 POSITION WITH DISTRIBUTOR
---------------------------------------------------  ---------------------------------------------------
Peter A. Harbeck                                     President
Robert M. Zakem                                      Executive Vice President, General Counsel &
                                                      Assistant Secretary
Steven Rothstein                                     Treasurer
Susan L. Harris                                      Secretary
J. Steven Neamtz                                     President

                                                   NET DISTRIBUTION    COMPENSATION ON
                                                     DISCOUNTS AND      REDEMPTION OR      BROKERAGE
NAME OF DISTRIBUTOR                                   COMMISSIONS       ANNUITIZATION     COMMISSIONS    COMMISSIONS*
-------------------------------------------------  -----------------  -----------------  -------------  ---------------
SunAmerica Capital Services, Inc.                           None               None             None            None

------------------------
*Distribution fee is paid by Anchor National Life Insurance Company.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

Anchor National Life Insurance Company, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

ITEM 33.  REPRESENTATION

a) The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 concerning the redeemability of Section 403(b) annuity Contracts (Commission ref. IP-6-88) and that the following provisions have been complied with:

    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
       Section 403(b)(11) to the attention of the potential participants;

    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

b) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: The Company and Registrant represent that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 20th day of November, 1998.

                                  VARIABLE ANNUITY ACCOUNT FIVE
                                                   (Registrant)

                                  By: ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:             /s/ JAY S. WINTROB

                                     -------------------------------------------
                                                   Jay S. Wintrob
                                              EXECUTIVE VICE PRESIDENT

                                  ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:             /s/ JAY S. WINTROB

                                     -------------------------------------------
                                                   Jay S. Wintrob
                                              EXECUTIVE VICE PRESIDENT

                               POWER-OF-ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints SUSAN L. HARRIS AND CHRISTINE A. NIXON or each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he or she might or could do in person, including specifically, but without limiting the generality of the foregoing, to
(i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws;
(iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
        /s/ ELI BROAD             Officer and Chairman of
------------------------------    the Board (Principal       November 20, 1998
          Eli Broad               Executive Officer)

    /s/ SCOTT L. ROBINSON       Senior Vice President and
------------------------------    Director (Principal        November 20, 1998
      Scott L. Robinson           Financial Officer)

     /s/ N. SCOTT GILLIS        Senior Vice President and
------------------------------    Controller (Principal      November 20, 1998
       N. Scott Gillis            Accounting Officer)

     /s/ JAMES R. BELARDI
------------------------------  Director                     November 20, 1998
       James R. Belardi

      /s/ JANA W. GREER
------------------------------  Director                     November 20, 1998
        Jana W. Greer

     /s/ SUSAN L. HARRIS
------------------------------  Director                     November 20, 1998
       Susan L. Harris

      /s/ PETER MCMILLAN
------------------------------  Director                     November 20, 1998
        Peter McMillan

      /s/ JAMES W. ROWAN
------------------------------  Director                     November 20, 1998
        James W. Rowan

      /s/ JAY S. WINTROB
------------------------------  Director                     November 20, 1998
        Jay S. Wintrob